ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

2488 Dunwin Drive

Mississauga, Ontario L5L 1J9

www.trilliumtherapeutics.com

Unless otherwise indicated, all information in the Annual Information Form is presented as at and for the year ended December 31, 2019

March 5, 2020

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Information Form, or AIF, contains forward-looking statements within the meaning of applicable securities laws. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate", "believe", "expect", "estimate", "may", "will", "could", "leading", "intend", "contemplate", "shall" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements in this AIF include, but are not limited to, statements with respect to:

  our expected future loss and accumulated deficit levels;
  our projected financial position and estimated cash burn rate;
  our requirements for, and the ability to obtain, future funding on favorable terms or at all;
  our projections for the SIRPαFc development plans and progress of each of our products and technologies, particularly with respect to the timely and successful completion of studies and trials and availability of results from such studies and trials;
  our plans to focus development of TTI-621 on patients with hematological malignancies, such as peripheral T-cell lymphoma, cutaneous T-cell lymphoma, and acute myeloid leukemia, based on our early clinical results;
  our expectations about our products' safety and efficacy;
  our expectations regarding our ability to arrange for and scale up the manufacturing of our products and technologies;
  our expectations regarding the progress, and the successful and timely completion, of the various stages of the regulatory approval process;
  our expectations about the timing of achieving milestones and the cost of our development programs;
  our observations and expectations regarding the relative low binding of SIRPαFc to red blood cells, or RBCs, compared to anti-CD47 monoclonal antibodies and proprietary CD47-blocking agents and the potential benefits to patients;
  our ability to intensify the dose of TTI-621 with the goal of achieving increased blockade of CD47;
  our expectation that we will achieve levels of TTI-622 in patients sufficient to obtain sustained CD47 blockade;
  our expectation that TTI-622 is likely to be more effective in combination with agents that provide additional "eat" signals to macrophages or other forms of immune activation;
  our plans to market, sell and distribute our products and technologies;
  our expectations regarding the acceptance of our products and technologies by the market;
  our expectations about our STING agonist program and our ability to secure a strategic partnership to develop this program further;
  our ability to retain and access appropriate staff, management and expert advisers;
  our ability to secure strategic partnerships with larger pharmaceutical and biotechnology companies;
  our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements; and
  our strategy with respect to the protection of our intellectual property.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management's expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. In evaluating forward-looking statements, readers should specifically consider various factors, including the risks outlined under the heading "Risk Factors" in this AIF. Some of these risks and assumptions include, among others:

  substantial fluctuation of losses from quarter to quarter and year to year due to numerous external risk factors, and anticipation that we will continue to incur significant losses in the future;
  uncertainty as to our ability to raise additional funding to support operations;
  our ability to generate product revenue to maintain our operations without additional funding;
  the risks associated with the development of our product candidates which are at early stages of development;
  positive results from preclinical and early clinical research are not necessarily predictive of the results of later-stage clinical trials;
  reliance on third parties to plan, conduct and monitor our preclinical studies and clinical trials;
  our product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results;
  risks related to filing Investigational New Drug applications, or INDs, to commence clinical trials and to continue clinical trials if approved;
  the risks of delays and inability to complete clinical trials due to difficulties enrolling patients;
  the risk that we may not achieve our publicly announced milestones according to schedule, or at all;
  the risk of being required to repurchase the outstanding warrants in the event of a "Fundamental Transaction", and possibility of price protection reset of the exercise price of the warrants at prices below the exercise price; competition from other biotechnology and pharmaceutical companies;
  our reliance on the capabilities and experience of our key executives and scientists and the resulting loss of any of these individuals;
  our ability to fully realize the benefits of acquisitions;
  our ability to adequately protect our intellectual property and trade secrets;
  our ability to source and maintain licenses from third-party owners;
  the risk of patent-related litigation;
  the risk of loss of our status as a foreign private issuer, or FPI; and
  our expectations regarding our status as a passive foreign investment company, or PFIC,

all as further and more fully described under the heading "Risk Factors" in this AIF.

Although the forward-looking statements contained in this AIF are based upon what our management believes to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward-looking statements.

Any forward-looking statements represent our estimates only as of the date of this AIF and should not be relied upon as representing our estimates as of any subsequent date. We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as may be required by securities legislation.

All references in this AIF to "the Company", "Trillium", "we", "us", or "our" refer to Trillium Therapeutics Inc. and the subsidiaries through which it conducts its business, unless otherwise indicated.

All dollar amounts are in thousands of US dollars, other than per share amounts and unless otherwise indicated.

CORPORATE INFORMATION

The Company was incorporated under the Business Corporations Act (Alberta) on March 31, 2004 as Neurogenesis Biotech Corp. On October 19, 2004, the Company amended its articles of incorporation to change its name to Stem Cell Therapeutics Corp., or SCT, and on November 7, 2013 SCT was continued under the Business Corporations Act (Ontario). Articles of amalgamation were filed on June 1, 2014 to amalgamate SCT with its wholly-owned subsidiary, Trillium Therapeutics Inc., or Trillium Privateco, and the amalgamated entity continued to operate under the name Trillium Therapeutics Inc. On December 18, 2019, we were continued under the laws of the Province of British Columbia. The Company is now governed under the Business Corporations Act (British Columba), or BCBCA. Additionally, on December 18, 2019, the Company adopted new articles which are substantially similar to its previous by-laws of the Company but for changes that were required to made in accordance with the BCBCA.

We are a company domiciled in Ontario, Canada.  Our head office is located at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. Our registered office is located at Suite 1750-1055 W. Georgia Street, P.O. Box 11125, Vancouver, British Columbia, V6E 3P3.  We have one wholly-owned subsidiary, Trillium Therapeutics USA Inc., which was incorporated March 26, 2015 in the State of Delaware, with an office in Cambridge, Massachusetts. Our website address is www.trilliumtherapeutics.com.

Our common shares are listed on the Toronto Stock Exchange, or TSX, and the Nasdaq Capital Market, or Nasdaq, under the symbol "TRIL".

GENERAL DEVELOPMENT OF THE BUSINESS - 3 YEAR SUMMARY

Fiscal 2020 (January 1, 2020 - March 5, 2020)

Effective February 6, 2020, Mr. Paul Walker was appointed to the board of directors of the Company, or the board of directors, and Dr. Ali Behbahani joined as a Board Observer. Both Mr. Walker and Dr. Behbahani are general partners of New Enterprise Associates, a global venture capital firm and an existing significant shareholder of the Company. We also announced that Dr. Robert Uger stepped down from the Board of Directors effective February 6, 2020 and continues as Trillium's Chief Scientific Officer.

In January 2020, we completed an underwritten public offering for gross proceeds of $116,955 comprised of 41,279,090 common shares and 1,250,000 Series II Non-Voting Convertible First Preferred Shares, or Series II First Preferred Shares, each issued at $2.75 per share.

On January 16, 2020, we announced that we had regained compliance with the Nasdaq minimum bid price requirement, and the matter was closed. According to the letter received from the Nasdaq Listing Qualifications Department, the closing bid price of our common shares had been at $1.00 per common share or greater for a minimum of 10 consecutive days, and we had regained compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) for continued listing on the Nasdaq. In April 2019, the Company received a notification letter from Nasdaq notifying the Company that it was not in compliance with the minimum bid price requirement set forth in the Nasdaq Listing Rules for continued listing in Nasdaq.

On January 7, 2020, we announced that intravenous TTI-621 dose escalation under initial dose limiting toxicity, or DLT, criteria was completed, and the results confirmed TTI-621 monotherapy activity (including complete responses) in hematologic malignancies at doses up to 0.5 mg/kg. We are currently dosing at 1.0 mg/kg, or 5 times the dose level at which we observed initial single agent activity. Further TTI-621 dose escalation under revised DLT criteria for thrombocytopenia is in progress. In our TTI-622 phase 1a/1b study, dosing at 2.0 mg/kg has been completed, and dosing at 4.0 mg/kg started in December 2019.

Fiscal 2019

On October 22, 2019, we announced a corporate restructuring program that reduced our staff by 40%, from 43 to 26 active employees. We also decided to out-license our preclinical STING agonist program. We incurred cash payments of approximately $841 related to employee separation benefits. During the year ended December 31, 2019, we recognized an impairment charge of $2,952 to fully write down the remaining carrying value of the intangible assets recognized in the January 26, 2016 acquisition of Fluorinov Pharma Inc., or Fluorinov. The factors leading to this impairment included the discontinuation of discovery research activities and revised expected realization from Fluorinov legacy products.

In September 2019, we met with the U.S. Food and Drug Administration, or FDA, which provided guidance on the intratumoral use of TTI-621 for the treatment of early-stage cutaneous T-cell lymphoma, or CTCL, including aspects of a potential registration study. We announced that the ongoing phase 1b intratumoral trial, which provided the data set for the FDA interaction and informed the guidance, will be closed.

Effective September 25, 2019, Dr. Jan Skvarka was hired as the President and Chief Executive Officer and was appointed to the board of directors of Trillium.

On July 24, 2019, we provided a corporate update, noting that we amended the TTI-621 intravenous study protocol (NCT02663518) to enable dosing beyond 0.5 mg/kg. We also completed enrollment for the first Simon's 2-stage CTCL cohort in the TTI-621 intravenous study. The Safety Review Committee reviewed the preliminary data from this cohort and recommended that patients on study continue to be followed until all response assessments are available. We decided not to initiate the second Simon's 2-stage cohort until the outcome of the ongoing dose escalation is known.

On May 13, 2019, Trillium and the former Fluorinov shareholders amended the purchase agreements to remove the existing milestone and royalty payments in favour of a revenue sharing arrangement. On the deletion of the milestones from the agreements, the existing contingent consideration was reduced to $nil.

On April 30, 2019, we announced the opening of an office in Cambridge, Massachusetts.  The office houses a portion of Trillium's clinical development team and is expected to provide access to an expanded talent pool of drug development professionals as Trillium advances its products into later stage development.

On April 29, 2019, Niclas Stiernholm, Ph.D., resigned as President & Chief Executive Officer and as a director of the Company. In the interim, the board of directors appointed Robert L. Kirkman, M.D., the current Chair of the board, as Executive Chairman. In addition, Robert Uger, Ph.D., the current Chief Scientific Officer of Trillium, assumed the role of Interim President. Dr. Uger was also appointed to the board of directors.

On April 15, 2019, we announced the publication of data highlighting the role of TTI-621 in treating patients with Sézary syndrome, or SS, a form of CTCL. The paper titled "Targeting CD47 in Sézary syndrome with SIRPαFc", published in the April 9th issue of Blood Advances, demonstrates that TTI-621 (SIRPα-IgG1 Fc) triggers macrophage-mediated phagocytosis of Sézary cells and reduces tumor load in SS patients following intravenous administration. Four of five heavily pre-treated SS patients had a decrease in the dominant malignant clone and other markers of tumor burden after a single infusion of TTI-621.

On April 2, 2019, we announced that we expanded our immuno-oncology pipeline with a STING agonist program and presented preclinical data from this program at the 2019 Annual Meeting of the American Association for Cancer Research, or AACR.

On March 8, 2019, we completed an underwritten public offering for gross proceeds of $15,000 comprised of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at $0.80 per unit. Each common share unit comprised of one common share and one common share purchase warrant of the Company. Each common share purchase warrant will be exercisable for one common share at a price of $0.96 per common share purchase warrant for sixty months. Each Series II Non-Voting Convertible First Preferred Share unit comprised of one Series II First Preferred Share and one Series II Non-Voting Convertible First Preferred Share purchase warrant, or Series II First Preferred Share Warrant. Each Series II First Preferred Share Warrant will be exercisable for one Series II First Preferred Share at a price of $0.96 per Series II First Preferred Warrant for sixty months.

Fiscal 2018

In December 2018, we provided an update on the safety and anti-tumor activity observed in the phase 1 study of local TTI-621 administration in highly pretreated patients with relapsed or refractory mycosis fungoides or Sézary syndrome at the American Society of Hematology 60th Annual Meeting. Intratumoral TTI-621 was well tolerated in 27 treated patients, with no grade 3 or higher toxicity observed. A rapid reduction in Composite Assessment of Index Lesion Severity (CAILS) scores, which measure local lesion responses, was observed in 91% (20/22) of patients with available scores across all disease stages, with 41% (9/22) exhibiting a 50% or greater decrease in CAILS scores. Similar CAILS-based changes were seen in adjacent non-injected lesions, suggesting local regional effects that were not confined to the site of injection. Continuation monotherapy beyond the initial two week induction period led to further reductions in CAILS scores in 3/4 evaluable patients and evidence of systemic effects were observed in one patient. In addition, emerging translational data demonstrate that local TTI-621 administration leads to a rapid influx of macrophages and CD8+ T cells.

In September 2018, we provided an update of the safety and efficacy of the phase 1a/b intravenous trial of TTI-621 in patients with relapsed/refractory hematologic malignancies at the 16th Annual Discovery on Target conference. Based on an expanded data set of 163 patients, weekly infusions of TTI-621 were shown to be well tolerated. Thrombocytopenia was the most frequent grade 3 or higher treatment-emergent adverse event, occurring in 20% of patients. Platelet reductions, however, were shown to be transient and pre-dose platelet levels remained steady during the course of the study. Notably, the reversible thrombocytopenia did not lead to an increased risk of bleeding and had no impact on drug delivery, nor was there a significant impact of TTI-621 on hemoglobin levels. Monotherapy efficacy was observed in patients with mycosis fungoides (19% ORR, n=21), peripheral T-cell lymphoma, or PTCL (25% ORR, n=12), and diffuse large B-cell lymphoma, or DLBCL (25% ORR, n=8), and in DLBCL patients when combined with rituximab (25% ORR, n=24). This clinical activity was observed in patients receiving relatively low doses of drug (0.2 mg/kg for monotherapy or 0.1 mg/kg in combination with rituximab).

In June 2018, we initiated dosing in our multicenter, open-label, phase 1a/1b study of TTI-622 (SRIPaFc-IgG4) in patients with advanced relapsed or refractory lymphoma or multiple myeloma. In the phase 1a dose-escalation part, patients are enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose.

In June 2018, we entered into a Second Amended and Restated License Agreement with University Health Network and The Hospital for Sick Children, or collectively, the Licensors. Under the amended agreement, the sublicense revenue sharing provisions were removed in return for a payment to the Licensors of CDN $3,000 in the form of 369,621 common shares. On the issuance of the CDN $3,000 of common shares, Trillium will retain 100% of any potential future sublicense revenues, other than royalties on net sales.

In April 2018, Yaping Shou MD, Ph.D., joined Trillium as Chief Medical Officer.

In April 2018, we presented preclinical data from our TTI-622 (SIRPa-IgG4 Fc) immune checkpoint inhibitor program at the 109th AACR Annual Meeting. The data presented at AACR demonstrated that TTI-622 induces the phagocytosis of a broad panel of tumor cells derived from patients with both hematological and solid tumors. As a monotherapy, TTI-622 treatment resulted in decreased tumor growth and improved survival in a B cell lymphoma xenograft model, and enhanced the efficacy of cetuximab (anti-EGFR) and daratumumab (anti-CD38) antibodies in solid and hematological xenograft models, respectively. Unlike CD47-blocking antibodies, TTI-622 bound minimally to human erythrocytes and did not induce hemagglutination in vitro.

On March 20, 2018, we announced that we received an Orphan Drug Designation to TTI-621 for the treatment of cutaneous T-cell lymphoma from the FDA Office of Orphan Products Development.

Fiscal 2017

In December 2017, we presented data at the 2017 American Society of Hematology, or ASH, Annual Meeting showing locoregional tumor regression in 9/10 cutaneous T cell lymphoma patients receiving intratumoral TTI-621 monotherapy, often after a single injection. We also presented data at the 2017 ASH Annual Meeting demonstrating that heavily pre-treated patients with relapsed/refractory diffuse large B cell lymphoma can achieve objective responses and/or prolonged progression-free intervals, following intravenous administration of TTI-621 either as monotherapy or in combination with rituximab. ASH data indicate that TTI-621 is well tolerated by both routes of administration; notably, the transient thrombocytopenia observed after intravenous dosing was shown to be attenuated after the first dose.

On December 1, 2017, we completed a non-brokered private placement of 1,950,000 common shares and 400,000 Series II First Preferred Shares at a price of $8.50 per share for gross proceeds of $19,975.

In October 2017, preclinical data and a patient case study for its CD47-blocking agent, TTI-621 (SIRPa-IgG1 Fc), were presented at the EORTC CLTF meeting "Cutaneous Lymphomas - Insights and Therapeutic Progress", in London, England. This oral presentation highlighted that leukemic cells from patients with Sézary syndrome, express the CD47 "do not eat" signal at almost four times the level of normal lymphocytes and that over-expression of CD47 is associated with poor prognosis. The case study reported local and systemic anti-tumor activity in a Sézary syndrome patient treated with a single intratumoral dose of TTI-621. Administration of PEGylated Interferon-α2a seven days after TTI-621 resulted in decreased leukemic burden and improvements in clinical symptoms. Trillium believes such a reduction is not observed regularly with standard regimens and would not be anticipated following PEGylated Interferon-α2a monotherapy, suggesting a synergistic effect of TTI-621 and PEGylated Interferon-α2a.

On October 11, 2017, we announced that Dr. Helen Tayton-Martin had been appointed to our board of directors.

In June 2017, we completed an underwritten public offering of common shares and Series II First Preferred Shares in the United States. In the offering, we sold 2,949,674 common shares and 3,250,000 Series II First Preferred Shares at a price of $5.00 per share. The gross proceeds from this offering were $30,998.

In February 2017, we presented additional pharmacology data from our ongoing intravenous trial of TTI-621 at the ASCO-SITC Clinical Immuno-Oncology Symposium. These data suggest that: repeat weekly dosing of TTI-621 leads to a longer half-life and accumulation of circulating drug, overcoming the platelet antigen sink; the transient decrease in platelets observed immediately following TTI-621 exposure was attenuated in most patients receiving multiple infusions; compared to the initial infusion, the extent and duration of CD47 occupancy on peripheral leukocytes was elevated following the sixth dose suggesting increased receptor occupancy on circulating leukemic blast cells; and increases in cytokines associated with macrophage activation are consistent with rapid engagement of the innate immune system.

In January 2017, we initiated dosing in our second phase 1 clinical trial with TTI-621 in patients with relapsed or refractory percutaneously-accessible solid tumors and mycosis fungoides.

BUSINESS

Overview

We are a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. Our most advanced program, TTI-621, is a SIRPαFc fusion protein that consists of the extracellular CD47-binding domain of human signal regulatory protein alpha, or SIRPα, linked to the Fc region of a human immunoglobulin G1, or IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory ("do not eat") signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic ("eat") signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. TTI-621 has shown single agent activity by both local and/or systemic delivery in multiple B- and T-cell lymphoma indications and has been well tolerated in over 200 patients to date.

We are also developing a second SIRPαFc fusion protein, TTI-622, which is in a phase 1 clinical trial. TTI-622 consists of the extracellular CD47-binding domain of human SIRPα linked to a human immunoglobulin G4, or IgG4 Fc region, which has a decreased ability to engage Fc receptors than an IgG1 Fc. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

We also have an internally-developed small molecule stimulator of interferon genes, or STING, agonist program available for out-license.

Our Strategy

Our goal is to become a leading innovator in the field of oncology by targeting immune-regulatory pathways that tumor cells exploit to evade the host immune system. We believe we have a differentiated and comprehensive approach to targeting CD47, with the development of two SIRPαFc fusion proteins, TTI-621 and TTI-622. We intend to:

  Rapidly advance the clinical development of TTI-621 and TTI-622. We are currently in the process of identifying the maximum tolerated or recommended phase 2 doses for both TTI-621 and TTI-622, and plan to rapidly advance both molecules into phase 1b/2 studies.
  Focus our TTI-621 and TTI-622 clinical programs on promising cancer indications. Because CD47 is highly expressed by multiple liquid and solid tumors, and high expression is correlated with worse clinical outcomes, we believe our SIRPαFc fusion proteins have the potential to be effective in a variety of cancers. We have already identified several cancers where we saw positive responses to TTI-621 in patients, including B- and T-cell lymphomas.
  Focus our TTI-621 and TTI-622 clinical programs on promising combinations. While we believe that a monotherapy path for TTI-621 in certain indications shows promise, we are also planning to evaluate TTI-621 and TTI-622 in combination with other anti-cancer drugs, including immunomodulatory agents.

Our Pipeline

SIRPαFc

Blocking the CD47 "do not eat" signal using a SIRPαFc decoy receptor

The immune system is the body's mechanism to identify and eliminate pathogens, and can be divided into the innate immune system and the adaptive immune system. The innate immune system is the body's first line of defense to identify and eliminate pathogens and consists of proteins and cells, such as macrophages, that identify and provide an immediate response to pathogens. The adaptive immune system is activated by, and adapts to, pathogens, creating a targeted and durable response. Cancer cells often have the ability to reduce the immune system's ability to recognize and destroy them.

Macrophages are a type of white blood cell that can ingest and destroy (phagocytose) other cells. Macrophage activity is controlled by both positive "eat" and negative "do not eat" signals. Recently, a role for macrophages in the control of tumors has been described. Tumor cells may express "eat" signals (e.g. calreticulin) that make themselves visible to macrophages. To counterbalance this increased visibility the tumor cells often express high levels of CD47, which transmits a "do not eat" signal by binding SIRPα on the surface of macrophages. Elevated expression of CD47 has been observed across a range of hematological and solid tumors. In many cases, high CD47 expression was shown to have negative clinical consequences, correlating with more aggressive disease and poor survival.

Our most advanced program, TTI-621, is a novel SIRPαFc fusion protein that harnesses the innate immune system by blocking the activity of CD47. TTI-621 is a protein that consists of the CD47-binding domain of human SIRPα linked to the Fc region of IgG1. It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by the pro-phagocytic "eat" signals. The IgG1 Fc region of TTI-621 may also assist in the activation of macrophages by engaging Fc receptors. Our second SIRPαFc fusion protein TTI-622 consists of the same CD47-binding domain of human SIRPα and is linked to the Fc region of IgG4. The IgG4 Fc region of TTI-622 is expected to have a decreased ability to engage activating Fc receptors compared to an IgG1 Fc, and thus provide a more modest "eat" signal to macrophages, allowing for greater tolerability and higher CD47 blockade but lower potency. TTI-622 will allow us to assess how higher CD47 blockade with an IgG4-based agent in patients compares to lower CD47 blockade with an IgG1-based drug (TTI-621).

In preclinical studies, TTI-621 and TTI-622 frequently triggered significant macrophage-mediated tumor cell phagocytosis in vitro compared to control treatment. In vivo, both fusion proteins exhibited anti-tumor activity in human xenograft models.

In addition to their direct anti-tumor activity, macrophages can also function as antigen-presenting cells and stimulate antigen-specific T-cells. Thus, it is possible that increasing tumor cell phagocytosis after SIRPαFc exposure may result in enhanced adaptive immunity. In support of this, CD47 antibody blockade has been recently shown to augment antigen presentation and prime an anti-tumor cytotoxic T-cell response in immune-competent mice. In 2016, we presented data demonstrating that TTI-621 can augment antigen-specific T-cell responses in vitro. CD47 blockade has also been reported to promote tumor-specific T-cell responses through a dendritic cell-based mechanism, although the effect of SIRPαFc on dendritic cells is currently unknown.

The figure below illustrates how SIRPαFc blocks the CD47 "do not eat" signal and engages activating Fc receptors on macrophages, leading to tumor cell phagocytosis, increased antigen presentation and enhanced T-cell responses.

By inhibiting the CD47 "do not eat" signal, we believe SIRPαFc has the ability to promote the macrophage-mediated killing of tumor cells in a broad variety of cancers both as a monotherapy and in combination with other immune therapies. Both SIRPαFc fusion proteins enable CD47 blockade with different levels of Fc receptor engagement on macrophages and thus may find unique applications.

Combination Therapy

We believe that SIRPαFc enhancement of macrophage activity, and possibly T-cell responses, could be synergistic with other immune-mediated therapies. Since many cancer antibodies work at least in part by activating cells of the innate immune system, it may be possible to enhance the potency of these agents by blocking the negative "do not eat" CD47 signal that tumor cells deliver to macrophages. In fact, we have observed anti-tumor activity when combining SIRPαFc with rituximab in both preclinical studies and in B-cell lymphoma patients. We hypothesize that SIRPαFc may act synergistically with other immunological agents, including T-cell checkpoint inhibitors (e.g. pembrolizumab and nivolumab), cancer vaccines, oncolytic viruses or chimeric antigen receptor, or CAR T-cells.

SIRPαFc Clinical Development - TTI-621

A phase 1 multicenter, open-label study in which patients with advanced relapsed or refractory hematologic malignancies receive intravenous TTI-621 is currently in progress (NCT02663518). The study consists of four parts: (a) completed "Parts 1-3" in hematologic malignancies, with dosing up to 0.5 mg/kg, conducted under initial dose-limiting toxicity or DLT criteria; and (b) ongoing "Part 4" in CTCL, utilizing revised DLT criteria for thrombocytopenia (as detailed below) and an amended protocol to allow for dosing above 0.5 mg/kg.

On January 7, 2020, we released updated from Parts 1-3 of the TTI-621 intravenous study. Over 200 patients received doses ranging from 0.05 to 0.5 mg/kg, with the majority enrolled at 0.2-0.5 mg/kg dose levels. Updated safety data demonstrate that TTI-621 is generally well tolerated. The most frequent drug related adverse events were low-grade infusion reactions and transient thrombocytopenia that was not associated with bleeding. Monotherapy activity has been observed in patients across a range of hematologic malignancies, including CTCL (19% objective response rate), peripheral T-cell lymphoma, or PTCL (18% objective response rate), and diffuse large B-cell lymphoma (29% objective response rate). Notably, most patients were at an advanced stage of their disease and heavily pretreated, with median number of prior systemic treatments between 3 and 5 (range 1-26).

Part 4 of the study is now ongoing under an amended protocol. Given the transient nature of thrombocytopenia observed in Parts 1-3 of the study, the DLT definition for thrombocytopenia was revised, from Grade 4 of any duration in Parts 1-3, to Grade 4 lasting 72+ hours or a platelet count less than 10,000/microliter at any time in Part 4. No DLTs have been observed at the 0.5 and 0.7 mg/kg dose levels; furthermore no Grade 4 thrombocytopenia of any duration has been observed. The study is now dosing at the 1.4 mg/kg level, and the protocol allows for higher dosing if appropriate.

We have also conducted an open-label phase 1 trial in which TTI-621 was delivered by intratumoral injection in patients with relapsed and refractory, percutaneously-accessible cancers. As reported at the American Society of Hematology 60th Annual Meeting in December 2018, local delivery of TTI-621 was well tolerated, and reductions in Composite Assessment of Index Lesion Severity, or CAILS, scores, which measure local lesion responses, were observed in 91% of evaluable mycosis fungoides patients, with 41% exhibiting reductions of 50% or greater. These responses occurred rapidly within the 2-week induction period. Collectively, these data provide clinical proof-of-concept for TTI-621. As announced in October 2019, the intratumoral study has been closed and we are now focused on intravenous delivery of TTI-621.

TTI-621 was granted an Orphan Drug Designation by the FDA for the treatment of CTCL. Orphan Drug Designation qualifies the sponsor of the drug candidate for various development incentives, which may include tax credits for qualified clinical testing, an exemption from fees under the Prescription Drug User Fee Act, and a seven-year marketing exclusivity period following approval.

SIRPαFc Clinical Development - TTI-622

A two-part, multicenter, open-label, phase 1a/1b study of TTI-622 in patients with advanced relapsed or refractory lymphoma or multiple myeloma is currently in progress (NCT03530683). In the phase 1a dose-escalation part, patients are being enrolled in sequential dose cohorts to receive TTI-622 once weekly to characterize safety, tolerability, pharmacokinetics, and to determine the maximum tolerated dose. In the phase 1b part, patients with hematologic malignancies will be treated with TTI-622 in combination with other agents.

On January 7, 2020, we reported that we have completed dosing in the fourth dose escalation cohort, where patients received a top dose of 2.0 mg/kg. No DLTs or drug-related serious adverse events have been observed, and enrollment is now open in the sixth cohort, with a dose of 8.0 mg/kg. Although TTI-622 is being developed primarily as a combination therapy, a partial response has been observed in a DLBCL patient receiving 0.8 mg/kg TTI-622 monotherapy.

SIRPαFc Key Takeaways

  Multiple clinical approaches. We have a diversified approach to CD47 blockade, with two decoy receptors (TTI-621 and TTI-622) with different pharmacological properties in clinical development.
  Tolerability and safety. TTI-621 has been well tolerated in over 200 patients to date.
  Demonstrated clear signals of activity. TTI-621 monotherapy has produced positive signals of clinical activity in CTCL, PTCL and DLBCL patients. A signal of activity was also seen in DLBCL patients when combined with rituximab.

SIRPαFc Competition

There are a number of companies developing blocking agents to the CD47-SIRPα axis, which can be broadly classified into six groups which include, but are not limited to:

  CD47-specific antibodies: Forty Seven Inc (phase 2); Celgene Corporation (phase 1), Innovent Biologics (Suzhou) Co. (phase 1), Arch Oncology (phase 1), I -Mab Biopharma (phase 1), Jiangsu Hengrui Medicine Co. (phase 1), Seattle Genetics (phase 1); Phanes Therapeutics (preclinical), ImmuneOncia (preclinical), Eucure Biopharma (preclinical), Elpiscience (preclinical).
  CD47 bispecific antibodies: TG Therapeutics/Light Chain Bioscience (phase 1), Abpro Therapeutics (preclinical), Hummingbird BioSciences (preclinical), ImmuneOncia (preclinical), Innovent Biologics (Suzhou) Co. (preclinical), Pharmabcine (preclinical), Phanes Therapeutics (preclinical)
  Mutated high affinity SIRPαFc: ALX Oncology (phase 1).
  SIRPα-specific antibodies: Celgene, OSE Immunotherapeutics/Boehringer Ingelheim (phase 1); Arch Oncology (preclinical), Forty Seven Inc (preclinical), Compass Therapeutics (preclinical), Elpiscience (preclinical).
  SIRPαFc-agonist fusion protein: Shattuck Labs (preclinical).
  Small molecule inhibitor: Aurigene Discovery Technologies (preclinical), Paradigm Shift Therapeutics (preclinical), Vivoryon AG (preclinical).

We believe that IgG1 Fc region differentiates TTI-621 from most other CD47 blocking agents. The IgG1 Fc maximizes potency by delivering an activating signal to macrophages through Fc receptors. With this higher potency, we believe that TTI-621 has a higher likelihood of monotherapy activity and therefore is not dependent upon a combination with another IgG1 antibody. Indeed, to our knowledge TTI-621 is the only CD47 blocking agent which has exhibited meaningful monotherapy activity and resulted in complete responses in cancer patients as a monotherapy.

Furthermore, we believe that both TTI-621 and TTI-622 are differentiated from other CD47 blocking agents by minimal binding to human red blood cells. This property confers several possible advantages, including avoidance of drug-induced anemia, avoidance of the "antigen sink effect" (i.e. removal of drug from circulation by RBCs) and non-interference with laboratory blood typing tests.

STING Agonist

Our pipeline also includes a preclinical STING (stimulator of interferon genes) agonist program. STING is an adaptor protein involved in sensing cytosolic DNA that plays a key role in promoting tumor immunity. As previously announced, the program is earmarked for out-licensing.

Plan of Operations

Our main focus in the near term is to 1) identify the maximum tolerated dose or recommended phase 2 dose for TTI-621 under the revised DLT criteria in Part 4 of study NCT02663518 and 2) identify the maximum tolerated dose or recommended phase 2 dose for TTI-622 in the ongoing study NCT03530683. Subsequently, we intend to initiate phase 1b/2 combination studies for both agents. For TTI-621, we are also considering a monotherapy expansion cohort in T-cell lymphoma. We will also undertake research, manufacturing and regulatory activities to support the CD47 clinical programs.

Fluorinov Amendment

On January 26, 2016, Trillium purchased all the issued and outstanding shares of Fluorinov, a private oncology company, to access its proprietary medicinal chemistry platform. On May 13, 2019, Trillium and the former Fluorinov shareholders amended the purchase agreements to remove the existing milestone and royalty payments in favour of a revenue sharing arrangement. On the deletion of the milestones from the agreements, the existing contingent consideration was reduced to $nil.

Intellectual Property

We own or control patent rights covering our key products and their therapeutic end uses. The patents and patent applications are either granted or pending in major pharmaceutical markets. In all, the patent estate includes inventions in three different areas that include SIRPα, and modified new chemical entities. These are supported by numerous patents and applications. In connection specifically with patent coverage for SIRPαFc, we control two patent families. One family relates to the use of SIRPα to treat cancer. The other family relates to our drug as a composition of matter, SIRPαFc. We have also filed for patent protection covering additional inventions relating to SIRPα, including anti-cancer drug combination therapies that utilize SIRPαFc, and biomarkers that identify SIRPαFc responders.

We intend to protect additional intellectual property developed by us through the filing of patent applications within appropriate jurisdictions throughout the world.

Regulatory Process

Government authorities in the United States, including federal, state, and local authorities, and in other countries, extensively regulate, among other things, the manufacturing, research and clinical development, marketing, labeling and packaging, storage, distribution, post-approval monitoring and reporting, advertising and promotion, and export and import of biological products, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local, and foreign statutes and regulations require the expenditure of substantial time and financial resources.

Securing final regulatory approval for the manufacture and sale of biological products in the US, Europe, Canada and other commercial territories, is a long and costly process that is controlled by that particular territory's regulatory agency. The regulatory agency in the US is the FDA, in Canada it is Health Canada, or HC, and in Europe it is the European Medicines Agency. Other regulatory agencies have similar regulatory approval processes, but each regulatory agency has its own approval processes. Approval in the US, Canada or Europe does not assure approval by other regulatory agencies, although often test results from one country may be used in applications for regulatory approval in another country.

None of our products have been completely developed or tested and, therefore, we are not yet in a position to seek final regulatory approval to market any of our products. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and will require significant additional capital. See "Risk Factors - Risks Related to our Business and our Industry" below.

US Government Regulation

In the US, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, and biologics under the FDCA and the Public Health Service Act, or PHSA, and its implementing regulations. FDA approval is required before any new unapproved drug or biologic or dosage form, including a new use of a previously approved drug, can be marketed in the United States. Drugs and biologics are also subject to other federal, state, and local statutes and regulations. If we fail to comply with applicable FDA or other requirements at any time during the product development process, clinical testing, the approval process or after approval, we may become subject to administrative or judicial sanctions. These sanctions could include the FDA's refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, civil monetary penalties or criminal prosecution. Any FDA enforcement action could have a material adverse effect on us.

The process required by the FDA before product candidates may be marketed in the United States generally involves the following:

  completion of extensive preclinical laboratory tests and preclinical animal studies, all performed in accordance with the Good Laboratory Practices regulations;
  submission to the FDA of an IND, which must become effective before human clinical trials may begin and must be updated annually;
  approval by an independent institutional review board, or IRB, or ethics committee representing each clinical site before each clinical trial may be initiated;
  performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication;
  preparation of and submission to the FDA of a new drug application, or NDA, or biologics license application, or BLA, after completion of all pivotal clinical trials;
  potential review of the product application by an FDA advisory committee, where appropriate and if applicable;
  a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;
  satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities where the proposed product is produced to assess compliance with current Good Manufacturing Practices, or cGMP;
  a potential FDA audit of the preclinical research and clinical trial sites that generated the data in support of the NDA or BLA; and
  FDA review and approval of an NDA or BLA prior to any commercial marketing or sale of the product in the US

The preclinical research and clinical testing and approval process require substantial time, effort, and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

An IND is a request for authorization from the FDA to administer an investigational new drug product to humans in clinical trials. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human clinical trials. The IND also includes results of animal studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational new drug. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with Good Clinical Practices, or GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical trial site's IRB or ethics committee, before the trials may be initiated, and the IRB or ethics committee must monitor the trial until completed. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries.

The clinical investigation of a drug is generally divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.

  Phase I. The drug is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the investigational new drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.
  Phase II. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks, and preliminarily evaluate efficacy.
  Phase III. The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit-risk relationship of the investigational new drug product, and to provide an adequate basis for physician labeling.
  Phase IV. In some cases, the FDA may condition approval of an NDA or BLA for a product candidate on the sponsor's agreement to conduct additional clinical trials after approval. In other cases, a sponsor may voluntarily conduct additional clinical trials after approval to gain more information about the drug. Such post-approval studies are typically referred to as phase IV clinical trials.

Clinical trial sponsors must also report to the FDA, within certain timeframes, serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator's brochure, or any findings from other studies or animal testing that suggest a significant risk in humans exposed to the product candidate. The FDA, the IRB or ethics committee, or the clinical trial sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access to certain data from the trial.

The clinical trial process can take years to complete, and there can be no assurance that the data collected will support FDA approval or licensure of the product. Results from one trial are not necessarily predictive of results from later trials. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.

Submission of an NDA or BLA to the FDA

Assuming successful completion of all required preclinical studies and clinical testing in accordance with all applicable regulatory requirements, detailed investigational new drug product information is submitted to the FDA in the form of an NDA or BLA requesting approval to market the product for one or more indications. Under federal law, the submission of most NDAs and BLAs is subject to an application user fee. For fiscal year 2019, the application user fee exceeds $2,588, and the sponsor of an approved NDA or BLA is also subject to annual product and establishment user fees. These fees are typically increased annually. Applications for orphan drug products are exempted from the NDA and BLA application user fee, unless the application includes an indication for other than a rare disease or condition, and may be exempted from product and establishment user fees under certain conditions.

An NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product's chemistry, manufacturing, controls, and proposed labeling, among other things. Data comes from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, and may also come from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational new drug product to the satisfaction of the FDA.

Once an NDA or BLA has been submitted, the FDA's goal is to review the application within ten months after it accepts the application for filing, or, if the application relates to an unmet medical need in a serious or life-threatening indication, six months after the FDA accepts the application for filing. The review process is often significantly extended by the FDA's requests for additional information or clarification.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The FDA is required to refer an NDA or BLA for a novel drug (in which no active ingredient has been approved in any other application) to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

The FDA's Decision on an NDA or BLA

After the FDA evaluates the NDA or BLA and conducts inspections of manufacturing facilities where the product will be produced, the FDA will issue either an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. In order to satisfy deficiencies identified in a Complete Response Letter, additional clinical data and/or an additional phase III clinical trial(s), and/or other significant, expensive and time-consuming requirements related to clinical trials, preclinical studies or manufacturing may be required for the product candidate. Even if such additional information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. The FDA could also approve the NDA or BLA with a risk evaluation and mitigation strategy, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include phase IV clinical trials and surveillance to further assess and monitor the product's safety and effectiveness after commercialization. New government requirements, including those resulting from new legislation, may be established, or the FDA's policies may change, which could delay or prevent regulatory approval of our products under development.

Patent Term Restoration

Depending upon the timing, duration, and specifics of the FDA approval of the use of our product candidates, some of our US patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA, plus the time between the submission date and the approval of that application. Only one patent applicable to an approved product is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent and within 60 days of the product's approval. The US Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Companion Diagnostics

In its August 6, 2014, guidance document entitled "In Vitro Companion Diagnostic Devices," the FDA defines an IVD companion diagnostic device to be an in vitro diagnostic device that provides information that is essential for the safe and effective use of a corresponding therapeutic product. Use of an IVD companion diagnostic device is considered essential when its use is required in the labeling of a therapeutic product, for example, to select appropriate patients for a product or those who should not use the product, or to monitor patients to achieve safety or effectiveness. In most circumstances, the IVD companion diagnostic device should be approved or cleared by FDA under the device authorities of the FDCA contemporaneously with the therapeutic product's approval under section 505 of the FDCA for a drug or section 351 of the PHSA for a biological product. FDA expects the therapeutic product sponsor to address the need for an approved or cleared IVD companion diagnostic device in its therapeutic product development plan. The therapeutic product sponsor may develop its own IVD companion diagnostic device, partner with a diagnostic device sponsor to develop an IVD companion diagnostic device, or explore modifying an existing IVD diagnostic device to develop a new intended use. The FDA explains if a diagnostic device and a therapeutic device are studied together to support their respective approvals, both products can be studied in the same investigational study that meets both the requirements of the Investigational Device Exemption, or IDE, regulations and the IND regulations. Depending on the study plan and participants, a sponsor may seek to submit an IND alone, or both an IND and IDE.

Raw Materials, Manufacturing, and Supply

We have limited experience in manufacturing products for clinical or commercial purposes. We produce small quantities of our products in our laboratories for internal use. We believe that sources of raw materials pertinent to our laboratory operations and for manufacturing of our products by a CMO are generally available.

We have established a contract manufacturing relationship for the supply of SIRPαFc that we believe will provide sufficient material for early clinical trials. In addition, we are establishing the basis for long-term commercial production capabilities. However, there can be no assurance that our contract manufacturer will be successful at scaling up and producing our product with the required quality and in the quantities and timelines that we will need for clinical and/or commercial purposes.

We expect to similarly rely on contract manufacturing relationships for any products that we may further develop, or in-license or acquire in the future. However, there can be no assurance that we will be able to successfully contract with such manufacturers on terms acceptable to us, or at all.

Contract manufacturers are subject to ongoing periodic and unannounced inspections by the FDA, the US  Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other state and federal regulations. We do not have control over third-party manufacturers' compliance with these regulations and standards, other than through contractual obligations and periodic auditing. If they are deemed out of compliance with such regulations, approvals could be delayed, product recalls could result, inventory could be destroyed, production could be stopped and supplies could be delayed or otherwise disrupted.

If we need to change manufacturers after commercialization, the FDA and corresponding foreign regulatory agencies must approve these new manufacturers in advance, which will involve testing and additional inspections to ensure compliance with FDA regulations and standards and may require significant lead times and delay, and disruption of supply. Furthermore, switching manufacturers may be difficult because the number of potential manufacturers is limited. It may be difficult or impossible for us to find a replacement manufacturer quickly or on terms acceptable to us, or at all.

Property, Plant and Equipment

We operate from approximately 22,000 square feet of leased laboratory and office space at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9 and approximately 3,200 square feet of leased office space at 100 Cambridge Park Drive, Cambridge, Massachusetts, USA, 02140. We perform research and development in our facility and use qualified vendors and collaborators to conduct research and development and manufacturing on our behalf. We incur capital expenditures mainly for laboratory equipment, office equipment, computer equipment and leaseholds in the operation of our business.

Employees

As at December 31, 2019, we had twenty-nine full-time employees including six senior management, seventeen research and development staff and six finance and administrative staff. Twenty-five employees were located at our office and lab facilities in Mississauga, Ontario, Canada and four employees were located at our office in Cambridge, Massachusetts, United States.

We also use consultants and outside contractors to carry on many of our activities, including preclinical testing and validation, formulation, assay development, manufacturing, clinical and regulatory affairs, toxicology and clinical trials.

Legal Proceedings

To our knowledge, there have not been any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings, those involving any third party, and governmental proceedings pending or known to be contemplated, which may have, or have had in the recent past, significant effect on our financial position or profitability.

Also, to our knowledge, there have been no material proceedings in which any director, any member of senior management, or any of our affiliates is either a party adverse to us or any of our subsidiaries or has a material interest adverse to us or any of our subsidiaries.

Capital Expenditures

Capital expenditures for 2019 were mainly for the capitalization of building operating leases under IFRS 16 and leasehold improvements for our new Cambridge office.  Capital expenditures for 2018 were mainly for laboratory equipment and computer equipment. Capital expenditures in the years ended December 31, 2019 and 2018 are set out in the following table.

	Year ended December 31,
	2019	2018
Capital expenditures	$1,238	$63

Trend Information

Historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the number of research and development programs being undertaken at any one time, the stage of the development programs, the timing of significant expenditures for manufacturing, toxicology and pharmacology studies and clinical trials, and the availability of funding from investors and prospective commercial partners.

RISK FACTORS

The following information sets forth material risks and uncertainties that may affect our business, including our future financing and operating results and could cause our actual results to differ materially from those contained in forward-looking statements we have made in this AIF. The risks and uncertainties below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. Further, if we fail to meet the expectations of the public market in any given period, the market price of our common shares could decline. We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside of our control.

Risks Related to Our Financial Position and Need for Additional Capital

We expect to incur future losses and we may never become profitable.

We have incurred losses of $41,622, $32,866 and $35,225 for the years ended December 31, 2019, 2018 and 2017, respectively, and expect to incur an operating loss for the year ending December 31, 2020. We have an accumulated deficit since inception through December 31, 2019 of $190,999. We believe that operating losses will continue as we are planning to incur significant costs associated with the clinical development of our SIRPαFc molecules. Our net losses have had and will continue to have an adverse effect on, among other things, our shareholders' equity, total assets and working capital. We expect that losses will fluctuate from quarter to quarter and year to year, and that such fluctuations may be substantial. We cannot predict when we will become profitable, if at all.

We will require additional capital to finance our operations, which may not be available to us on acceptable terms, or at all. As a result, we may not complete the development and commercialization of our product candidates or develop new product candidates.

As a research and development company, our operations have consumed substantial amounts of cash since inception. We expect to spend substantial funds to continue the research, development and testing of our product candidates and to prepare to commercialize products subject to approval of the FDA, in the US and similar approvals in other jurisdictions. We will also require significant additional funds if we expand the scope of our current clinical plans or if we were to acquire any new assets and advance their development. Therefore, for the foreseeable future, we will have to fund all of our operations and development expenditures from cash on hand, equity or debt financings, through collaborations with other biotechnology or pharmaceutical companies or through financings from other sources. We expect that our existing combined cash and cash equivalents and marketable securities as at December 31, 2019 of $22,666, together with the gross proceeds of $116,995 related to the completion of an underwritten public offering in January 2020, will enable us to fund our current operating plan requirements for at least the next twelve months. Additional financing will be required to meet our longer term liquidity needs. If we do not succeed in raising additional funds on acceptable terms, we might not be able to complete preclinical studies and clinical trials or pursue and obtain approval of any product candidates from the FDA and other regulatory authorities. It is possible that future financing will not be available or, if available, may not be on favorable terms. The availability of financing will be affected by the achievement of our corporate goals, the results of scientific and clinical research, the ability to obtain regulatory approvals, the state of the capital markets generally and with particular reference to drug development companies, the status of strategic alliance agreements and other relevant commercial considerations. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our product development programs, or obtain funds through corporate partners or others who may require us to relinquish significant rights to product candidates or obtain funds on less favorable terms than we would otherwise accept. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our intangible assets and our ability to continue our clinical development plans may become impaired, and our assets, liabilities, business, financial condition and results of operations may be materially or adversely affected.

We currently have no product revenue and will not be able to maintain our operations and research and development without additional funding.

To date, we have generated no product revenue and cannot predict when and if we will generate product revenue. Our ability to generate product revenue and ultimately become profitable depends upon our ability, alone or with partners, to successfully develop our product candidates, obtain regulatory approval, and commercialize products, including any of our current product candidates, or other product candidates that we may develop, in-license or acquire in the future. We do not anticipate generating revenue from the sale of products for the foreseeable future. We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we advance our product candidates through clinical trials.

We may be subject to significant cash payouts in connection with our outstanding warrants in the event of a "Fundamental Transaction".

In the event of a "Fundamental Transaction" (as defined in the related warrant agreement, which generally includes any merger with another entity, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or the acquisition by a person of more than 50% of our common stock), each warrant holder will have the right up to 90 days after the consummation of the Fundamental Transaction to require us to repurchase the warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the warrant agreement) of the then remaining unexercised portion of such warrant on the date of such Fundamental Transaction, which may materially adversely affect our financial condition and/or results of operations. There can be no assurance that in the event of a Fundamental Transaction we will be able to sufficiently compensate the holders of the warrants in accordance with the terms thereof. The warrant provisions may delay or prevent our ability to undertake a strategic transaction that may be beneficial to shareholders. These restrictions may also adversely affect the market price of our common shares.

We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates.

We may be adversely affected by foreign currency fluctuations. To date, we have been primarily funded through issuances of equity, proceeds from the exercise of warrants and stock options and from interest income on funds available for investment, which are denominated both in Canadian and US dollars. Also, a significant portion of our expenditures are in US dollars, and we are therefore subject to foreign currency fluctuations which may, from time to time, impact our financial position and results of operations.

Risks Related to Our Business and Our Industry

Our prospects depend on the success of our product candidates which are at early stages of development, and we may not generate revenue for several years, if at all, from these products.

Given the early stage of our product development, we can make no assurance that our research and development programs will result in regulatory approval or commercially viable products. To achieve profitable operations, we, alone or with others, must successfully develop, gain regulatory approval, and market our future products. We currently have no products that have been approved by the FDA, Health Canada, or HC, or any similar regulatory authority. To obtain regulatory approvals for our product candidates being developed and to achieve commercial success, clinical trials must demonstrate that the product candidates are safe for human use and that they demonstrate efficacy. While we have commenced clinical trials for SIRPαFc, we have not yet completed later stage clinical trials for any of our product candidates.

Many product candidates never reach the stage of clinical testing and even those that do have only a small chance of successfully completing clinical development and gaining regulatory approval. Product candidates may fail for a number of reasons, including, but not limited to, being unsafe for human use or due to the failure to provide therapeutic benefits equal to or better than the standard of treatment at the time of testing. Unsatisfactory results obtained from a particular study relating to a research and development program may cause us or our collaborators to abandon commitments to that program.

The early stage of our product development makes it particularly uncertain whether any of our product development efforts will prove to be successful and meet applicable regulatory requirements, and whether any of our product candidates will receive the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be successfully marketed. If we are successful in developing our current and future product candidates into approved products, we will still experience many potential obstacles such as the need to develop or obtain manufacturing, marketing and distribution capabilities. If we are unable to successfully commercialize any of our products, our financial condition and results of operations may be materially and adversely affected.

Positive results from preclinical and early clinical research of TTI-621 and TTI-622 are not necessarily predictive of the results of later clinical trials of TTI-621 or TTI-622. If we cannot replicate the positive results from preclinical and early clinical research in our later clinical trials, we may be unable to successfully develop, obtain regulatory approval for and commercialize TTI-621 or TTI-622.

Positive results of preclinical and early clinical research of TTI-621 and TTI-622 may not be indicative of the results that will be obtained in later-stage clinical trials. For example, we have focused our near-term clinical product development on T-cell malignancies based on preliminary results of our intravenous and intratumoral trials. There can be no assurance that the preliminary results we have seen in a small number of T-cell lymphoma patients will be reproducible in a larger population of patients. We can make no assurance that any future studies, if undertaken, will yield favorable results.

Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in later-stage clinical trials after achieving positive results in early-stage development, and we cannot be certain that we will not face similar setbacks. These setbacks have been caused by, among other things, preclinical findings made while clinical trials were underway or safety or efficacy observations made in clinical trials, including previously unreported adverse events. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless failed to obtain FDA approval. If we fail to produce positive results in our clinical trials of TTI-621 or TTI-622, the development timeline and regulatory approval and commercialization prospects for our leading product candidates, and, correspondingly, our business and financial prospects, would be materially adversely affected.

We rely and will continue to rely on third parties to plan, conduct and monitor our preclinical studies and clinical trials, and their failure to perform as required could cause substantial harm to our business.

We rely and will continue to rely on third parties to conduct a significant portion of our preclinical and clinical development activities. Preclinical activities include in vivo studies providing access to specific disease models, pharmacology and toxicology studies, and assay development. Clinical development activities include trial design, regulatory submissions, clinical patient and site recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in our relationship with third parties, or if they are unable to provide quality services in a timely manner and at a feasible cost, our active development programs will face delays. Further, if any of these third parties fails to perform as we expect or if their work fails to meet regulatory requirements, our testing could be delayed, cancelled or rendered ineffective.

We rely on contract manufacturers over whom we have limited control. If we are subject to quality, cost or delivery issues with the preclinical and clinical grade materials supplied by contract manufacturers, our business operations could suffer significant harm.

We have limited manufacturing experience and rely on contract manufacturing organizations, or CMOs to manufacture our product candidates for larger preclinical studies and clinical trials. We rely on CMOs for manufacturing, filling, packaging, storing and shipping of drug product in compliance with current Good Manufacturing Practice, or cGMP, regulations applicable to our products. The FDA ensures the quality of drug products by carefully monitoring drug manufacturers' compliance with cGMP regulations. The cGMP regulations for drugs contain minimum requirements for the methods, facilities and controls used in manufacturing, processing and packaging of a drug product.

We contracted with Catalent for the manufacture of the SIRPαFc protein to supply drug substance for our clinical trials. The manufacture of recombinant proteins uses well established processes including a protein expression system. Catalent is producing SIRPαFc using their proprietary GPEx® expression system. We believe that Catalent has the capacity, the systems, and the experience to supply SIRPαFc for our current clinical trials and we may consider using Catalent for manufacturing for later clinical trials. However, since the Catalent manufacturing facility where SIRPαFc is being produced does not support commercial manufacturing, it has not yet been inspected by the FDA. Any manufacturing failures, delays or compliance issues could cause delays in the conduct of SIRPαFc preclinical studies and clinical trials.

There can be no assurances that CMOs will be able to meet our timetable and requirements. We have not contracted with alternate suppliers for SIRPαFc drug substance production in the event Catalent is unable to scale up production, or if Catalent otherwise experiences any other significant problems. If we are unable to arrange for alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, we may be delayed in the development of our product candidates. Further, CMOs must operate in compliance with cGMP and failure to do so could result in, among other things, the disruption of product supplies. Our dependence upon third parties for the manufacture of our products may adversely affect our profit margins and our ability to develop and deliver products on a timely and competitive basis.

We require commercial scale and quality manufactured product to be available for pivotal or registration clinical trials. If we do not have commercial grade drug supply when needed, we may face delays in initiating or completing pivotal trials and our business operations could suffer significant harm.

To date, our product has been manufactured in small quantities for preclinical studies and clinical trials by third-party manufacturers. In order to commercialize our product, we need to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in phase 3/ pivotal/ registration studies must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If we have not scaled up and validated the commercial production of our product prior to the commencement of pivotal clinical trials, we may have to employ a bridging strategy during the trial to demonstrate equivalency of early stage material to commercial drug product, or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality drug product requires significant efforts including, but not limited to scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, multiple process performance and validation runs, has long lead times and is very expensive. If we do not have commercial drug supply available when needed for pivotal clinical trials, our regulatory and commercial progress may be delayed and we may incur increased product development cost. This may have a material adverse effect on our business, financial condition and prospects, and may delay marketing of the product.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we would incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct preclinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the product candidates. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of preclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. We do not know whether the clinical trials we may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction. A product candidate may fail for safety or efficacy reasons at any stage of the testing process. A major risk we face is the possibility that none of our product candidates under development will successfully gain market approval from the FDA or other regulatory authorities, resulting in us being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.

If we experience delays in clinical testing, we will be delayed in commercializing our product candidates, and our business may be substantially harmed.

We cannot predict whether any clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. Our product development costs will increase if we experience delays in clinical testing. Significant clinical trial delays could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before us, which would impair our ability to successfully commercialize our product candidates and may harm our financial condition, results of operations and prospects. The commencement and completion of clinical trials for our products may be delayed for a number of reasons, including delays related, but not limited, to:

  failure by regulatory authorities to grant permission to proceed or placing the clinical trial on hold;
  patients failing to enroll or remain in our trials at the rate we expect;
  suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of our CMOs to comply with cGMP requirements;
  any changes to our manufacturing process that may be necessary or desired;
  delays or failure to obtain clinical supply from CMOs of our products necessary to conduct clinical trials;
  product candidates demonstrating a lack of safety or efficacy during clinical trials;
  patients choosing an alternative treatment for the indications for which we are developing any of our product candidates or participating in competing clinical trials;
  patients failing to complete clinical trials due to dissatisfaction with the treatment, side effects or other reasons;
  reports of clinical testing on similar technologies and products raising safety and/or efficacy concerns;
  competing clinical trials and scheduling conflicts with participating clinicians;
  clinical investigators not performing our clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;
  failure of our contract research organizations, or CROs, to satisfy their contractual duties or meet expected deadlines;
  inspections of clinical trial sites by regulatory authorities or Institutional Review Boards, or IRBs, or ethics committees finding regulatory violations that require us to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;
  one or more IRBs or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial; or
  failure to reach agreement on acceptable terms with prospective clinical trial sites.

Our product development costs will increase if we experience delays in testing or approval or if we need to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and we may need to amend study protocols to reflect these changes. Amendments may require us to resubmit our study protocols to regulatory authorities or IRBs or ethics committees for re-examination, which may impact the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on our business, financial condition and prospects.

We may not achieve our publicly announced milestones according to schedule, or at all.

From time to time, we may announce the timing of certain events we expect to occur, such as the anticipated timing of results from our clinical trials. These statements are forward-looking and are based on the best estimates of management at the time relating to the occurrence of such events. However, the actual timing of such events may differ from what has been publicly disclosed. The timing of events such as initiation or completion of a clinical trial, filing of an application to obtain regulatory approval, or announcement of additional clinical trials for a product candidate may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during a clinical trial or during a research phase, timing of the completion of clinical trials, problems with a CMO or a CRO or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results and the trading price of our common shares.

We may not be able to file INDs to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed in a timely manner, or at all.

Prior to commencing clinical trials in the United States for any of our product candidates, we may be required to have an allowed IND for each product candidate and to file additional INDs prior to initiating any additional clinical trials for SIRPαFc. We believe that the data from previous studies will support the filing of additional INDs, to enable us to undertake additional clinical studies as we have planned. However, submission of an IND may not result in the FDA allowing further clinical trials to begin and, once begun, issues may arise that will require us to suspend or terminate such clinical trials. Additionally, even if relevant regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, these regulatory authorities may change their requirements in the future. Failure to submit or have effective INDs and commence or continue clinical programs will significantly limit our opportunity to generate revenue.

If we have difficulty enrolling patients in clinical trials, the completion of the trials may be delayed or cancelled.

As our product candidates advance from preclinical testing to clinical testing, and then through progressively larger and more complex clinical trials, we will need to enroll an increasing number of patients that meet our eligibility criteria. There is significant competition for recruiting cancer patients in clinical trials, and we may be unable to enroll the patients we need to complete clinical trials on a timely basis or at all. The factors that affect our ability to enroll patients are largely uncontrollable and include, but are not limited to, the following:

  size and nature of the patient population;
  eligibility and exclusion criteria for the trial;
  design of the study protocol;
  competition with other companies for clinical sites or patients;
  the perceived risks and benefits of the product candidate under study;
  the patient referral practices of physicians; and
  the number, availability, location and accessibility of clinical trial sites.

If we are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience significant delays in doing so, we may not achieve marketing approval or realize the full commercial potential of our therapeutic product candidates.

We may develop companion diagnostics for our therapeutic product candidates. We expect that, at least in some cases, regulatory authorities may require the development and regulatory approval of a companion diagnostic as a condition to approving our therapeutic product candidates. We have limited experience and capabilities in developing or commercializing diagnostics and plan to rely in large part on third parties to perform these functions. We have not begun to develop companion diagnostics for any of our therapeutic product candidates.

Companion diagnostics are subject to regulation by the FDA, HC, and comparable foreign regulatory authorities as medical devices and may require separate regulatory approval or clearance prior to commercialization. If we, or any third parties that we engage to assist us, are unable to successfully develop companion diagnostics for our therapeutic product candidates, or experience delays in doing so, our business may be substantially harmed.

Regulatory approval processes are lengthy, expensive and inherently unpredictable. Our inability to obtain regulatory approval for our product candidates would substantially harm our business.

Our development and commercialization activities and product candidates are significantly regulated by a number of governmental entities, including the FDA, HC, and comparable authorities in other countries. Regulatory approvals are required prior to each clinical trial and we may fail to obtain the necessary approvals to commence or continue clinical testing. We must comply with regulations concerning the manufacture, testing, safety, effectiveness, labeling, documentation, advertising, and sale of products and product candidates and ultimately must obtain regulatory approval before we can commercialize a product candidate. The time required to obtain approval by such regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials. Any analysis of data from clinical activities we perform is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Even if we believe results from our clinical trials are favorable to support the marketing of our product candidates, the FDA or other regulatory authorities may disagree. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any future product candidates will ever obtain regulatory approval.

We could fail to receive regulatory approval for our product candidates for many reasons, including, but not limited to:

  disagreement with the design or implementation of our clinical trials;
  failure to demonstrate that a product candidate is safe and effective for its proposed indication;
  failure of clinical trials to meet the level of statistical significance required for approval;
  failure to demonstrate that a product candidate's clinical and other benefits outweigh its safety risks;
  disagreement with our interpretation of data from preclinical studies or clinical trials;
  the insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a biologic license application, or BLA, or other submission to obtain regulatory approval;
  deficiencies in the manufacturing processes or the failure of facilities of CMOs with whom we contract for clinical and commercial supplies to pass a pre-approval inspection; or
  changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval.

A regulatory authority may require more information, including additional preclinical or clinical data to support approval, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we were to obtain approval, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Moreover, depending on any safety issues associated with our product candidates that garner approval, the FDA may impose a risk evaluation and mitigation strategy, thereby imposing certain restrictions on the sale and marketability of such products.

We face competition from other biotechnology and pharmaceutical companies and our financial condition and operations will suffer if we fail to effectively compete.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing cancer therapeutics for the same indications we are targeting and competitors with existing marketed therapies. Many other companies are developing or commercializing therapies to treat the same diseases or indications for which our product candidates may be useful. Although there are no approved therapies that specifically target the CD47 pathway, some competitors use therapeutic approaches that may compete directly with our product candidates. For example, SIRPαFc is in direct competition with CD47 blocking antibodies from Forty Seven Inc., Celgene Corporation, TG Therapeutics and others.

Many of our competitors have substantially greater financial, technical and human resources than we do and have significantly greater experience than us in conducting preclinical testing and human clinical trials of product candidates, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly than we do. Our ability to compete successfully will largely depend on:

  the efficacy and safety profile of our product candidates relative to marketed products and other product candidates in development;
  our ability to develop and maintain a competitive position in the product categories and technologies on which we focus;
  the time it takes for our product candidates to complete clinical development and receive marketing approval;
  our ability to obtain required regulatory approvals;
  our ability to commercialize any of our product candidates that receive regulatory approval;
  our ability to establish, maintain and protect intellectual property rights related to our product candidates; and
  acceptance of any of our product candidates that receive regulatory approval by physicians and other healthcare providers and payers.

If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition and operations will substantially suffer.

We heavily rely on the capabilities and experience of our key executives and scientists and the loss of any of them could affect our ability to develop our products.

Our success will depend in large measure on the ability, expertise, judgement, discretion, integrity and good faith of our key executives and other personnel conducting our business. Our management structure has undergone changes in 2019 due to the resignation in April 2019 of our former President and Chief Executive Officer and director, and the appointment in September 2019 of our new President and Chief Executive Officer and director, Dr. Jan Skvarka. Dr. Robert L. Kirkman, M.D., the Chair of the Board is currently acting as Executive Chair, and Dr. Robert Uger, the current Chief Scientific Officer, served as a director from April 30, 2019 to February 6, 2020. We have employment agreements with Dr. Skvarka, Dr. Kirkman and Dr. Uger, and other key members of our staff, and in May 2019 the Board put agreements in place for key executives and staff to encourage retention, although such agreements do not guarantee their retention. This transition may cause some disruption to our business, and may have an adverse effect on our business, operating results or financial condition.

We also depend on our scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to us. In addition, we believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical, commercial and regulatory personnel, particularly as we expand our activities and seek regulatory approvals for clinical trials. We enter into agreements with our scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of our business. We also enter into agreements with physicians and institutions who will recruit patients into our clinical trials on our behalf in the ordinary course of our business. Notwithstanding these arrangements, we face significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. We cannot predict our success in hiring or retaining the personnel we require for continued growth. The loss of the services of any of our executive officers or other key personnel could potentially harm our business, operating results or financial condition.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have a material adverse effect on our business.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we have established, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a substantial impact on our business and results of operations, including the imposition of substantial fines or other sanctions.

We may expand our business through the acquisition of companies or businesses or by entering into collaborations or by in-licensing product candidates, each of which could disrupt our business and harm our financial condition.

We have in the past and may in the future seek to expand our pipeline and capabilities by acquiring one or more companies or businesses, entering into collaborations, or in-licensing one or more product candidates. Acquisitions, collaborations and in-licenses involve numerous risks, including, but not limited to:

  substantial cash expenditures;
  technology development risks;
  potentially dilutive issuances of equity securities;

  incurrence of debt and contingent liabilities, some of which may be difficult or impossible to identify at the time of acquisition;
  difficulties in assimilating the operations of the acquired companies;
  potential disputes regarding contingent consideration;
  diverting our management's attention away from other business concerns;
  entering markets in which we have limited or no direct experience; and
  potential loss of our key employees or key employees of the acquired companies or businesses.

We have experience in making acquisitions, entering collaborations, and in-licensing product candidates, however, we cannot provide assurance that any acquisition, collaboration or in-license will result in short-term or long-term benefits to us. We may incorrectly judge the value or worth of an acquired company or business or in-licensed product candidate. In addition, our future success would depend in part on our ability to manage the rapid growth associated with some of these acquisitions, collaborations and in-licenses. We cannot provide assurance that we would be able to successfully combine our business with that of acquired businesses, manage a collaboration or integrate in-licensed product candidates. Furthermore, the development or expansion of our business may require a substantial capital investment by us.

Negative results from clinical trials or studies of others and adverse safety events involving the targets of our products may have an adverse impact on our future commercialization efforts.

From time to time, studies or clinical trials on various aspects of biopharmaceutical products are conducted by academic researchers, competitors or others. The results of these studies or trials, when published, may have a significant effect on the market for the biopharmaceutical product that is the subject of the study. The publication of negative results of studies or clinical trials or adverse safety events related to our product candidates, or the therapeutic areas in which our product candidates compete, could adversely affect our share price and our ability to finance future development of our product candidates, and our business and financial results could be materially and adversely affected.

We face the risk of product liability claims, which could exceed our insurance coverage and produce recalls, each of which could deplete our cash resources.

We are exposed to the risk of product liability claims alleging that use of our product candidates caused an injury or harm. These claims can arise at any point in the development, testing, manufacture, marketing or sale of our product candidates and may be made directly by patients involved in clinical trials of our product candidates, by consumers or healthcare providers or by individuals, organizations or companies selling our products. Product liability claims can be expensive to defend, even if the product or product candidate did not actually cause the alleged injury or harm.

Insurance covering product liability claims becomes increasingly expensive as a product candidate moves through the development pipeline to commercialization. We currently maintain clinical trial liability insurance coverage of $10,000. However, there can be no assurance that such insurance coverage is or will continue to be adequate or available to us at a cost acceptable to us or at all. We may choose or find it necessary under our collaborative agreements to increase our insurance coverage in the future. We may not be able to secure greater or broader product liability insurance coverage on acceptable terms or at reasonable costs when needed. Any liability for damages resulting from a product liability claim could exceed the amount of our coverage, require us to pay a substantial monetary award from our own cash resources and have a material adverse effect on our business, financial condition and results of operations. Moreover, a product recall, if required, could generate substantial negative publicity about our products and business, inhibit or prevent commercialization of other products and product candidates or negatively impact existing or future collaborations.

If we are unable to maintain product liability insurance required by our third parties, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Some of our licensing and other agreements with third parties require or might require us to maintain product liability insurance. If we cannot maintain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on our operations.

Risks Related to Intellectual Property

If we are unable to adequately protect and enforce our intellectual property, our competitors may take advantage of our development efforts or acquired technology and compromise our prospects of marketing and selling our key products.

We control two main patent families relating to SIRPα. One family relates to the use of SIRPα to treat cancer. The other family relates to our drug as a composition of matter, SIRPαFc. We have also filed for patent protection covering additional inventions relating to SIRPα, including anti-cancer drug combination therapies that utilize SIRPαFc, and biomarkers that identify SIRPαFc responders. Our success will depend in part upon our ability to protect our intellectual property and proprietary technologies and upon the nature and scope of the intellectual property protection we receive. For example, some of our patent portfolio covers primarily methods of medical use but not compositions of matter. The ability to compete effectively and to achieve partnerships will depend on our ability to develop and maintain proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. The presence of such proprietary rights of others could severely limit our ability to develop and commercialize our products, to conduct our existing research and could require financial resources to defend litigation, which may be in excess of our ability to raise such funds. There is no assurance that our pending patent applications or any that we intend to acquire will be approved in a form that will be sufficient to protect our proprietary technology and gain or keep any competitive advantage that we may have or, once approved, will be upheld in any post-grant proceedings brought by any third parties.

The patent positions of pharmaceutical companies can be highly uncertain and involve complex legal, scientific and factual questions for which important legal principles remain unresolved. Patents issued to us or our respective licensors may be challenged, invalidated or circumvented. To the extent our intellectual property, including licensed intellectual property, offers inadequate protection, or is found to be invalid or unenforceable, we are exposed to a greater risk of direct competition. If our intellectual property does not provide adequate protection against our competitors' products, our competitive position could be adversely affected, as could our business, financial condition and results of operations. Both the patent application process and the process of managing patent disputes can be time consuming and expensive, and the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of Canada and the United States.

We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that our proprietary technologies, key products, and any future products are covered by valid and enforceable intellectual property rights including patents or are effectively maintained as trade secrets, and provided we have the funds to enforce our rights, if necessary.

If we lose our licenses from third-party owners we may be unable to continue a substantial part of our business.

We are party to licenses that give us rights to intellectual property that is necessary or useful for a substantial part of our business. Pursuant to our exclusive license agreement with the University Health Network and the Hospital for Sick Children under which we license certain patent rights for our key products and their uses, we are required to use commercially reasonable efforts to commercialize products based on the licensed rights and pay milestone payments, royalties on net sales, and an annual maintenance fee.

We have also entered into agreements allowing us to manufacture SIRPαFc using Catalent's proprietary GPEx® expression system. The consideration includes payments at the time we successfully reach a series of development and sales milestones. We may also enter into licenses in the future to access additional third-party intellectual property.

If we fail to pay annual maintenance fees, development and sales milestones, or it is determined that we did not use commercially reasonable efforts to commercialize licensed products, we could lose our licenses which could have a material adverse effect on our business and financial condition.

We may require additional third-party licenses to effectively develop and manufacture our key products and are currently unable to predict the availability or cost of such licenses.

A substantial number of patents have already been issued to other biotechnology and pharmaceutical companies. To the extent that valid third-party patent rights cover our products or services, we or our strategic collaborators would be required to seek licenses from the holders of these patents in order to manufacture, use or sell these products and services, and payments under them would reduce our profits from these products and services. We are currently unable to predict the extent to which we may wish or be required to acquire rights under such patents, the availability and cost of acquiring such rights, and whether a license to such patents will be available on acceptable terms or at all. There may be patents in the US or in foreign countries or patents issued in the future that are unavailable to license on acceptable terms. Our inability to obtain such licenses may hinder or eliminate our ability to manufacture and market our products.

Changes in patent law and its interpretation could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property rights, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves technological and legal complexity, and obtaining and enforcing biopharmaceutical patents is costly, time-consuming and inherently uncertain. The US Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our and our licensors' or collaborators' ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the US Congress, the federal courts, and the US Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our and our licensors' or collaborators' ability to obtain new patents or to enforce existing patents and patents we and our licensors or collaborators may obtain in the future.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors' or collaborators' patent applications and the enforcement or defense of our or our licensors' or collaborators' issued patents. On September 16, 2011, the Leahy-Smith America Invents Act, or the Leahy-Smith Act, was signed into law. The Leahy-Smith Act includes a number of significant changes to US patent law. These include provisions that affect the way patent applications are prosecuted and may also affect patent litigation. The USPTO developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first to file provisions, only became effective on March 16, 2013. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors' or collaborators' patent applications and the enforcement or defense of our or our licensors' or collaborators' issued patents, all of which could have a material adverse effect on our business and financial condition.

Litigation regarding patents, patent applications, and other proprietary rights may be expensive, time consuming and cause delays in the development and manufacturing of our key products.

Our success will depend in part on our ability to operate without infringing the proprietary rights of third parties. The pharmaceutical industry is characterized by extensive patent litigation. Other parties may have, or obtain in the future, patents and allege that the use of our technologies infringes these patent claims or that we are employing their proprietary technology without authorization.

In addition, third parties may challenge or infringe upon our existing or future patents. Proceedings involving our patents or patent applications or those of others could result in adverse decisions regarding:

  the patentability of our inventions relating to our key products; and/or the enforceability, validity, or scope of protection offered by our patents relating to our key products.

If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court. Regardless of the outcome, patent litigation is costly and time consuming. In some cases, we may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may:

  incur substantial monetary damages;
  encounter significant delays in bringing our key products to market; and/or be precluded from participating in the manufacture, use or sale of our key products or methods of treatment requiring licenses.

Even if we are successful in these proceedings, we may incur substantial costs and divert management time and attention in pursuing these proceedings, which could have a material adverse effect on us.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them.

Because we rely on third parties to develop our products, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic and clinical collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us, although in some cases we may share these rights with other parties. We may also conduct joint research and development programs which may require us to share trade secrets under the terms of research and development collaboration or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication. A competitor's discovery of our trade secrets may impair our competitive position and could have a material adverse effect on our business and financial condition.

Risks Related to Our Common Shares

Our common share price has been volatile in recent years, and may continue to be volatile.

The market prices for securities of biopharmaceutical companies, including ours, have historically been volatile. In the year ended December 31, 2019, our common shares traded on the Nasdaq at a high of $2.13 and a low of $0.24 per share and on the TSX at a high of CDN $2.76 and a low of CDN $0.30 per share. In the year ended December 31, 2018, our common shares traded on the Nasdaq at a high of $9.16 and a low of $1.46 per share and on the TSX at a high of CDN $11.44 and a low of CDN $1.99 per share. A number of factors could influence the volatility in the trading price of our common shares, including changes in the economy or in the financial markets, industry related developments, the results of product development and commercialization, changes in government regulations, and developments concerning proprietary rights, litigation and cash flow. Our quarterly losses may vary because of the timing of costs for manufacturing, preclinical studies and clinical trials. Also, the reporting of adverse safety events involving our products and public rumors about such events could cause our share price to decline or experience periods of volatility. Each of these factors could lead to increased volatility in the market price of our common shares. In addition, changes in the market prices of the securities of our competitors may also lead to fluctuations in the trading price of our common shares.

We have never paid dividends and do not expect to do so in the foreseeable future.

We have not declared or paid any cash dividends on our common or preferred shares to date. The payment of dividends in the future will be dependent on our earnings and financial condition in addition to such other factors as our board of directors considers appropriate. Unless and until we pay dividends, shareholders may not receive a return on their shares. There is no present intention by our board of directors to pay dividends on our shares.

Future sales or issuances of equity securities and the conversion of outstanding securities to common shares could decrease the value of the common shares, dilute investors' voting power, and reduce our earnings per share. There are a large number of common shares underlying our outstanding options and warrants and the exercise of these options and/or warrants may depress the market price of our common shares and cause immediate and substantial dilution to our existing stockholders.

As of December 31, 2019, we had 28,938,831 common shares issued and outstanding, preferred shares convertible into an additional 9,440,788 common shares, outstanding options to purchase 5,366,645 common shares and outstanding warrants to purchase 18,750,000 common shares. The issuance of common shares upon exercise of our outstanding options and warrants, or the conversion of our preferred shares, will cause immediate and substantial dilution to our stockholders.

We may sell additional equity securities in future offerings, including through the sale of securities convertible into equity securities, to finance operations, acquisitions or projects, and issue additional common shares if outstanding warrants or stock options are exercised, or preferred shares are converted to common shares, which may result in dilution. See the information in the section of this MD&A entitled "Description of Share Capital" for details of our outstanding securities convertible into common shares. In the February 2019 public offering, we issued warrants with a price protection feature that resets the exercise price of the warrant under certain conditions including the issuance of common shares, or securities convertible into common shares, at prices below the exercise price of $0.96.

Our board of directors has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, it is likely that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of common shares at prices less than the current market price for our common shares.

Sales of substantial amounts of our securities, or the availability of such securities for sale, as well as the issuance of substantial amounts of our common shares upon conversion of outstanding convertible equity securities, could adversely affect the prevailing market prices for our securities and dilute investors' earnings per share. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

US holders of 10% or more of the voting power of our common shares may be subject to US federal income taxation at ordinary income tax rates on undistributed earnings and profits.

There is a risk that we will be classified as a controlled foreign corporation, or CFC, for US federal income tax purposes. We will generally be classified as a CFC if more than 50% of our outstanding shares, measured by reference to voting power or value, are owned (directly, indirectly or by attribution) by "US Shareholders." For this purpose, a "US Shareholder" is any US person that owns directly, indirectly or by attribution, 10% or more of the voting power of our outstanding shares. If we are classified as a CFC, a US Shareholder may be subject to US income taxation at ordinary income tax rates on all or a portion of our undistributed earnings and profits attributable to "subpart F income" and may also be subject to tax at ordinary income tax rates on any gain realized on a sale of common shares, to the extent of our current and accumulated earnings and profits attributable to such shares. The CFC rules are complex and US Shareholders of our common shares are urged to consult their own tax advisors regarding the possible application of the CFC rules to them in their particular circumstances.

We are likely a "passive foreign investment company," which may have adverse US federal income tax consequences for US shareholders.

US investors should be aware that we believe we were classified as a PFIC during the tax years ended
December 31, 2019 and 2018, and based on current business plans and financial expectations, we believe that we may be a PFIC for the current tax year and may be a PFIC in future tax years. If we are a PFIC for any year during a US shareholder's holding period of our common shares or Series II First Preferred Shares, then such US shareholder generally will be required to treat any gain realized upon a disposition of our common shares or Series II First Preferred Shares, or any so-called "excess distribution" received on our common shares or Series II First Preferred Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective "qualified electing fund" election, or QEF Election, or a "mark-to-market" election with respect to our common shares or Series II First Preferred Shares. A US shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, which may or may not be readily available, whether or not we distribute any amounts to our shareholders. A US shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the shareholder's adjusted tax basis therein. A mark-to-market election is not expected to be available with respect to our Series II First Preferred Shares. Each US shareholder should consult its own tax advisors regarding the PFIC rules and the US federal income tax consequences of the acquisition, ownership and disposition of our common shares or Series II First Preferred Shares.

The effect of comprehensive US tax reform legislation on the Company is uncertain.

On December 22, 2017, the US government enacted H.R. 1, "An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018" (informally titled the "Tax Cuts and Jobs Act"). Among a number of significant changes to the US federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal US corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the US federal income tax base, such as a one-time tax on earnings of certain foreign subsidiaries that were previously tax deferred and a new minimum tax on foreign earnings. The effects of the Tax Cuts and Jobs Act on our company, whether adverse or favorable, are uncertain, and may not become evident for some period of time, but could have a material adverse effect on our business, financial position or results from operations.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

We are a corporation existing under the laws of the Province of British Columbia, Canada. Several of our directors and officers, and several of the experts are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of our securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of our securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (i) would enforce judgments of United States courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the United States federal securities laws or the securities or "blue sky" laws of any state or jurisdiction of the United States or (ii) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the United States federal securities laws or any securities or "blue sky" laws of any state or jurisdiction of the United States. In addition, the protections afforded by Canadian securities laws may not be available to investors in the United States.

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common shares pursuant to an effective registration statement under the US Securities Act of 1933, which is December 31, 2020, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

We expect to lose our foreign private issuer status which will require us to comply with the US domestic reporting regime under the Exchange Act and result in significant additional compliance activity and increased costs and expenses.

We are currently a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, there may currently be less publicly available information about us than if we were a United States domestic issuer. For example, currently we are not subject to the proxy rules in the United States and disclosure with respect to our annual meetings is currently governed by Canadian requirements. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2020. We expect to lose our foreign private issuer status on the next determination date since (i) we believe at least 50% of our outstanding common shares were held by US residents and (ii) the majority of our directors are US citizens, which we do not expect to change before the next determination date.  As a result, we expect to be required to comply with US domestic issuer requirements beginning January 1, 2021.

The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We will be required under current SEC rules to prepare our consolidated financial statements in accordance with US generally accepted accounting principles ("US GAAP") and modify certain of our policies to comply with corporate governance practices associated with US domestic issuers.  In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers, and exemptions from requirements related to the preparation and solicitation of proxies (including compliance with full disclosure obligations regarding executive compensation in proxy statements and the requirements of holding a nonbinding advisory vote on certain executive compensation matters, such as "say on pay" and "say on frequency"). Moreover, we will no longer be exempt from certain of the provisions of US securities laws, such as Regulation FD (which restricts the selective disclosure of material information), exemptions for filing beneficial ownership reports under Section 16(a) for officers, directors and 10% shareholders and the Section 16(b) short swing profit rules. In light of our expectations, we have already started to prepare for the consequences of becoming a US domestic issuer, including those described above, and we expect that the loss of foreign private issuer status will increase our legal and financial compliance costs and will make some activities highly time-consuming and costly. The additional costs could have an adverse impact on our results of operations, financial position and cash flows.

In addition, the transition to being treated as a US domestic issuer may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.

Any failure to maintain an effective system of internal controls may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations or fail to prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. If we fail to maintain an effective system of internal controls, we might not be able to report our financial results accurately or prevent fraud; and in that case, our shareholders could lose confidence in our financial reporting, which would harm our business and could negatively impact the price of our common shares. While we believe that we have sufficient personnel and review procedures to allow us to maintain an effective system of internal controls, we cannot provide assurance that we will not experience potential material weaknesses in our internal control. Even if we conclude that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS as issued by the IASB, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our future reporting obligations.

If we fail to timely achieve and maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to achieve and maintain effective internal control over financial reporting could prevent us from complying with our reporting obligations on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business and negatively impact the trading price of our common shares.

Our charter documents and certain Canadian legislation could delay or deter a change of control, limit attempts by our shareholders to replace or remove our current management and limit the market price of our common shares.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority to determine the special rights and restrictions granted to or imposed on any unissued series of preferred shares, and those rights may be superior to those of our common shares. Further, the Investment Canada Act subjects any acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount or in other circumstances determined at the discretion of the Canadian government. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be of net benefit to Canada and the Canadian government is satisfied that no other important concerns arise from the acquisition of control. Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities to our shareholders to sell their shares.

DIVIDENDS

There are no restrictions in the Company's articles preventing the Company from paying dividends. The Company has not declared or paid any dividends since incorporation. The directors of the Company anticipate that the Company will retain all future earnings and other cash resources for the future operation and development of its business, and accordingly, do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the board of directors after taking into account many factors including the Company's operating results, financial condition and current and anticipated cash assets.

DESCRIPTION OF SHARE CAPITAL

Overview

Our authorized share capital consists of an unlimited number of common shares, Class B shares and First Preferred shares, in each case without nominal or par value.

The holders of common shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders and to one vote per share held at each such meeting, and they are entitled to receive dividends as determined and declared by our Board of Directors.

Subject to the rights of the holders of any other class of our shares entitled to receive dividends in priority to or concurrently with the holders of the common shares, our Board of Directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Company.

In the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of the common shares shall, subject to the rights of the holders of any other class of shares entitled to receive our assets upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution shall be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

The holders of the Class B shares are entitled to receive notice of and to attend any meeting of our shareholders but shall not be entitled to vote any of their Class B shares at any such meeting. Each issued and fully paid Class B share may at any time be converted, at the option of the holder, into one common share.

The First Preferred shares may at any time and from time to time be issued in one or more series and our the Board of Directors may before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of First Preferred shares.

The First Preferred shares shall be entitled to priority over the common shares and Class B shares and all other shares ranking junior to the First Preferred shares with respect to the payment of dividends and the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

The First Preferred shares of each series rank on a parity with the First Preferred shares of every other series with respect to priority in the payment of dividends and in the distribution of our assets in the event of our liquidation, dissolution or winding up or other distribution of our assets among our shareholders for the purpose of winding up our affairs.

Share capital issued - year ended December 31, 2019

In February 2019, we completed an underwritten public offering of 6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units, each issued at $0.80 per unit. The gross proceeds from this offering were $15,000, before deducting offering expenses of $1,117. Each common share unit is comprised of one common share of the Company and one common share purchase warrant. Each common share purchase warrant will be exercisable for one common share at a price of $0.96 per common share purchase warrant for sixty months. Each preferred share unit is comprised of one Series II First Preferred Share of the Company and one Series II First Preferred Share purchase warrant. Each Series II First Preferred Share purchase warrant will be exercisable for one Series II First Preferred Share at a price of $0.96 per Series II First Preferred Share purchase warrant for sixty months. Each purchase warrant has a price protection feature that resets the exercise price of the warrant under certain conditions including the issuance of common shares, or securities convertible into common shares, at prices below the exercise price.

In addition, in the event of a "Fundamental Transaction" (as defined in the related warrant agreement, which generally includes any merger with another entity, the sale, transfer or other disposition of all or substantially all of our assets to another entity, or the acquisition by a person of more than 50% of our common stock), each warrant holder will have the right up to 90 days after the consummation of the Fundamental Transaction to require us to repurchase the warrant for a purchase price in cash equal to the Black Scholes value (as calculated under the warrant agreement) of the then remaining unexercised portion of such warrant on the date of such Fundamental Transaction.

During the year ended December 31, 2019, 7,700,000 Series II First Preferred Shares were converted into 7,700,000 common shares.

Share capital issued - for the year ended December 31, 2018

In a June 2018 amendment to the license agreement for SIRPαFc, the sublicense revenue sharing provisions were removed in return for a payment to the licensors of $2,290 in the form of 369,621 common shares, which was recorded in research and development expenses.

During the year ended December 31, 2018, 35,154,286 Series I First Preferred Shares were converted into 1,171,806 common shares.

Share capital issued - for the year ended December 31, 2017

In June 2017, the Company completed an underwritten public offering of common shares and Series II Preferred Shares in the United States. In the offering, the Company sold 2,949,674 common shares and 3,250,000 Series II Preferred Shares at a price of $5.00 per share. The gross proceeds from this offering were $30,998 before deducting offering expenses of $2,116.

Concurrently with the closing of the offering, the Company amended the terms of certain common share purchase warrants, or the Preferred Warrants, held by an existing institutional investor. The Preferred Warrants were previously exercisable to acquire up to 1,190,476 common shares at an exercise price of $7.93 per common share until December 13, 2018 (in each case after giving effect to the 30:1 consolidation previously effected by the Company). Pursuant to the amendment, each Preferred Warrants will now be exercisable, at the discretion of the holder, to acquire either one common share or one Series II Preferred Share. All other terms of the Preferred Warrants (including the aggregate number of shares issuable on exercise of the Preferred Warrants, the exercise price and the expiry date) remain unchanged.

In December 2017, the Company completed a non-brokered private placement financing and sold 1,950,000 common shares and 400,000 Series II Preferred Shares at a price of $8.50 per share yielding gross proceeds of $19,975 before deducting offering expenses of $1,405.

During the year ended December 31, 2017, 13,332 common shares were issued on the exercise of 399,980 common share purchase warrants for proceeds of $156; 900,364 Series I Preferred Shares were converted into 30,012 common shares; and 359,202 Series II Preferred Shares were converted into 359,202 common shares.

Fully Diluted Share Capital

The number of issued and outstanding common shares, Series I Preferred Shares, Series II Preferred Shares common share purchase warrants, Preferred Warrants, and stock options on a fully converted basis as at December 31, 2019 was as follows:

Number of common
share equivalents

Common shares	28,938,831
Series I Preferred Shares	572,385
Series II Preferred Shares	8,868,403
Warrants (exercisable for common shares)	11,600,000
Preferred Warrants (exercisable for Series II Preferred Shares)	7,150,000
Stock options	5,366,645
Fully diluted common shares as at December 31, 2019	62,496,264

Stock Options

Our board of directors authorized or ratified the issuances of the options set forth in the table below and the issuance of one common share upon the due exercise of each option in accordance with its terms and the receipt by us of the designated exercise price payable in respect of the share prior to the time of expiry on the designated expiry date.

As at December 31, 2019, we had the following outstanding stock options:

Number of Stock Options Outstanding	Number Exercisable	Exercise Price	Expiry Date
26,503	26,503	$7.35	April 8, 2023
500	500	$7.28	May 23, 2023
6,666	6,666	$13.66	January 29, 2024
13,332	13,332	$17.18	March 6, 2024
104,359	104,359	$9.41	April 17, 2024
80,908	80,908	$7.65	May 27, 2024
28,000	28,000	$22.44	May 27, 2025
98,052	98,052	$14.54	November 19, 2025
6,000	5,625	$7.75	March 1, 2026
159,065	143,330	$10.75	May 27, 2026
3,000	2,563	$8.87	July 4, 2026
1,000	813	$12.98	September 1, 2026
1,000	771	$13.86	November 1, 2026
58,761	45,830	$6.87	November 9, 2026
625	625	$6.13	April 3, 2027
53,000	28,708	$5.09	October 2, 2027

Number of Stock Options Outstanding	Number Exercisable	Exercise Price	Expiry Date
1,438	1,438	$7.67	November 1, 2027
103,148	55,169	$9.62	November 9, 2027
1,833	1,833	$11.31	December 1, 2027
2,000	958	$7.28	January 2, 2028
355	355	$5.96	May 1, 2028
4,000	1,504	$5.58	June 1, 2028
201,000	71,190	$5.98	July 3, 2028
10,000	2,708	$2.98	November 1, 2028
838,500	475,227	$3.23	November 8, 2028
620,000	-	$0.57	May 10, 2029
25,500	-	$0.34	July 2, 2029
1,000	-	$0.33	September 3, 2029
50,000	-	$0.29	September 5, 2029
1,800,000	-	$0.41	September 25, 2029
1,062,600	-	$0.29	November 7, 2029
4,500	-	$0.33	December 2, 2029
Total: 5,366,645	Total: 1,196,967

Deferred Share Units

The board of directors approved a Cash-Settled DSU Plan on November 9, 2016. For the years ended December 31, 2019 and 2018, there were 2,739,587 and 189,393 DSUs issued, respectively. DSUs were issued as compensation to the Executive Chair and as director compensation for quarterly fees instead of cash payments. The fair values of DSUs under this plan as at December 31, 2019 and 2018 were $2,731 and $623, respectively. The number of DSUs outstanding as at December 31, 2019 and 2018 were 3,045,821 and 334,982, respectively. During 2019, 28,748 DSUs were redeemed in the amount of $10.

Prior Sales

The following table summarizes details of each class of securities that is outstanding but not listed or quoted on a marketplace issued by the Company during the year ended December 31, 2019.

Date of Issuance	Price per Security or Exercise Price as Applicable	Number of and Description of Securities
March 8, 2019	US$0.80	6,550,000 common share units and 12,200,000 Series II Non-Voting Convertible First Preferred Share units issued pursuant to a public offering.
March 13, 2019	n/a	1,000,000 Common Shares issued from the conversion of 1,000,000 Series II First Preferred Shares.
March 20, 2019	n/a	2,000,000 Common Shares issued from the conversion of 2,000,000 Series II First Preferred Shares.
March 27, 2019	n/a	2,050,000 Common Shares issued from the conversion of 2,050,000 Series II First Preferred Shares.
May 10, 2019	Cdn$0.77	620,000 options issued under the 2018 Stock Option Plan.
May 21, 2019	n/a	975,000 Common Shares issued from the conversion of 975,000 Series II First Preferred Shares.
May 27, 2019	n/a	775,000 Common Shares issued from the conversion of 775,000 Series II First Preferred Shares.
July 2, 2019	Cdn$0.44	25,500 options issued under the 2018 Stock Option Plan.
September 3, 2019	Cdn$0.44	1,000 options issued under the 2018 Stock Option Plan.
September 5, 2019	Cdn$0.38	50,000 options issued under the 2018 Stock Option Plan.

Date of Issuance	Price per Security or Exercise Price as Applicable	Number of and Description of Securities
September 25, 2019	Cdn$0.54	1,800,000 options issued under the 2019 Inducement Stock Option Plan.
November 7, 2019	Cdn$0.38	1,074,600 options issued under the 2018 Stock Option Plan.
November 26, 2019	n/a	900,000 Common Shares issued from the conversion of 900,000 Series II First Preferred Shares.
December 2, 2019	Cdn$0.44	4,500 options issued under the 2018 Stock Option Plan.

MARKET FOR SECURITIES

We are listed on the TSX and on Nasdaq under the symbol "TRIL". The following table shows the price ranges and volumes traded on the TSX and Nasdaq for the periods noted:

Month	TSX			Nasdaq
	High ($) (CDN$)	Low ($)	Volume (#)	High (US$)	Low (US$)	Volume (#)
January 2019	2.76	2.10	216,929	2.13	1.57	5,294,188
February 2019	2.25	0.92	816,210	1.81	0.68	6,909,458
March 2019	1.16	0.74	1,058,650	0.89	0.55	31,051,858
April 2019	0.96	0.71	616,100	0.72	0.52	25,237,121
May 2019	0.90	0.48	883,050	0.68	0.35	22,922,237
June 2019	0.55	0.40	633,140	0.42	0.30	10,525,964
July 2019	0.50	0.40	192,982	0.39	0.30	4,183,524
August 2019	0.47	0.32	421,939	0.35	0.24	3,977,813
September 2019	0.55	0.38	244,147	0.43	0.28	5,309,269
October 2019	0.44	0.32	229,373	0.34	0.24	4,063,344
November 2019	0.48	0.30	280,645	0.35	0.25	6,754,166
December 2019	1.39	0.36	2,071,141	1.17	0.29	36,130,461

BOARD OF DIRECTORS AND MANAGEMENT

The following table and summary of business experience set forth the name, office held, and functions and areas of experience in the Company, principal business activities and other principal directorships of each of our directors and senior management:

Name Present Office Held Province/State and Country of Residence Position Held Since	Principal Business Activities, Other Principal Directorships and Function
Luke Beshar Director(1)(3) New Jersey, USA March 10, 2014

Mr. Beshar is an independent biotechnology consultant and financial expert. He was most recently the Executive/Senior Vice President and Chief Financial Officer of NPS Pharmaceuticals, Inc., a global biopharmaceutical company from November 2007 to February 2015.  Mr. Beshar also sits on the boards of REGENXBIO Inc. and Artara Therapeutics Inc.

As an independent director, Mr. Beshar supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Robert Kirkman Director, Chair of the Board, Executive Chairman Washington, USA December 17, 2013

Dr. Kirkman was appointed Executive Chairman of Trillium on April 29, 2019.  Prior to such appointment, Dr. Kirkman was the President and Chief Executive Officer and director of Cascadian Therapeutics (formerly Oncothyreon Inc.), an oncology-focused biotechnology company from September 2006 to January 2016.

Michael Moore Director(2)(3) Surrey, UK April 9, 2013

Dr. Moore was the Founder Chair of MISSION Therapeutics Ltd., where he still serves as a director, and was a director of PsiOxus Therapeutics, from which he retired in 2017. He was the Chair of Trillium Therapeutics Inc. (private) from 2004-2013.  From 2003-2008, Dr. Moore was the Chief Executive Officer and director of Piramed Ltd., a UK-based oncology company acquired by Roche.

As an independent director, Dr. Moore supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Thomas Reynolds Director(1)(2) Washington, USA March 10, 2014

Dr. Reynolds has been an independent biotechnology consultant since February 2013, and was Chief Medical Officer of Seattle Genetics, Inc., a biotechnology company focused on antibody-based therapies for the treatment of cancer from March 2007 to January 2013. Dr. Reynolds also sits on the board of MEI Pharma, Inc.

As an independent director, Dr. Reynolds supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Calvin Stiller Director(2) Ontario, Canada July 18, 2011

Dr. Stiller is the Founder and Previous Chair of the Ontario Institute for Cancer Research, Director Emeritus of MaRS Discovery District, and Professor Emeritus at Western University.

As an independent director, Dr. Stiller supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Helen Tayton-Martin Director(1)(3) Berkshire, UK October 1, 2017

Dr. Tayton-Martin has been the Chief Business Officer at Adaptimmune Therapeutics since March 2017, a biotechnology company focused on cancer immunotherapy and a leader in T-cell therapy. Dr. Tayton-Martin co-founded Adaptimmune from the former company, Avidex Limited, and served as its Chief Operating Officer from 2008 to March 2017.

As an independent director, Dr. Tayton-Martin supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Paul Walker Director California, USA February 6, 2020

Mr. Walker is a general partner of New Enterprise Associates (NEA), an investment firm focused on venture capital and growth equity investments, where he has specialized in later-stage biotechnology and life sciences investments since 2008. Mr. Walker also sits on the boards of Allakos and TRACON Pharmaceuticals.

As an independent director, Mr. Walker supervises our management and helps to ensure compliance with our corporate governance policies and standards.

Jan Skvarka President and Chief Executive Officer, Director Massachusetts, USA September 25, 2019

Mr. Skvarka is the President and Chief Executive Officer of Trillium since September 25, 2019. Prior to joining Trillium, Dr. Skvarka served as the President and CEO of Tal Medical, a clinical-stage neuroscience company in Boston, Massachusetts, from 2014 until 2018. Before Tal, Dr. Skvarka spent 14 years with Bain & Company, Boston as a healthcare consultant. He was partner in the Healthcare practice from 2007 until 2013, with a focus on pharmaceutical, biotechnology and medical technology companies. Earlier in his career, Dr. Skvarka worked in the corporate finance arm of Price Waterhouse in London, EK and Vienna, Austria.

As President and Chief Executive Officer, Dr. Skvarka is responsible for overseeing our strategic direction, executing business development plans and ensuring that our scientific programs remain funded and advance on schedule. As a director, Dr. Skvarka participates in management oversight and helps to ensure compliance with our corporate governance policies and standards.

Robert Uger Chief Scientific Officer Ontario, Canada April 9, 2013

Dr. Uger is the Chief Scientific Officer of Trillium since April 9, 2013 and was the Vice President, Research of Trillium Privateco prior thereto from 2003.

As Chief Scientific Officer, Dr. Uger is responsible for developing and implementing our scientific direction, and oversees both internal product development and external research and development programs.

Dr. Uger also served on the board of directors from April 29, 2019 to February 6, 2020.

James Parsons Chief Financial Officer Ontario, Canada August 25, 2011

Mr. Parsons is the Chief Financial Officer of Trillium since August 25, 2011 and was also the Director, Finance of Trillium Privateco. He was previously the Vice President, Finance of DiaMedica Inc. from October 2010 to May 2014. Mr. Parsons sits on the board of Sernova Corp and DiaMedica Therapeutics, Inc.

As Chief Financial Officer, Mr. Parsons is responsible for financial and risk management, investor relations, corporate governance and administration.

Penka Petrova Chief Development Officer Ontario, Canada May 29, 2015

Dr. Petrova is the Chief Development Officer of Trillium since May 29, 2015 and was the Vice President, Drug Development from April 2013 to May 2015. Dr. Petrova joined Trillium Privateco in 2003.

As Chief Development Officer, Dr. Petrova is responsible for managing our formal drug development efforts, including all outsourced activities to contract manufacturers and contract research organizations.

Yaping Shou Chief Medical Officer Massachusetts, USA April 23, 2018

Dr. Shou is the Chief Medical Officer of Trillium since April 23, 2018. She most recently served as Executive Medical Director at Takeda Pharmaceuticals, where she also held several other clinical leadership positions over the past seven years. Prior to joining Takeda, Dr. Shou held several clinical oncology positions at Novartis Pharmaceuticals and GlaxoSmithKline.

As Chief Medical Officer, Dr. Shou is responsible for the design and execution of our clinical and regulatory strategy.

Notes:

(1)  Current member of our audit committee.

(2)  Current member of our corporate governance and nominating committee.

(3)  Current member of our compensation committee.

Directors are elected annually and hold office until a successor is elected at a subsequent annual meeting of the Company, unless a director's office is earlier vacated in accordance with the articles of the Company.

As at December 31, 2019, the directors and senior officers of the Company, as a group, beneficially owned, directly or indirectly, 40,000 common shares of the Company constituting approximately 0.14% of the issued and outstanding common shares.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Cease Trade Orders

To the knowledge of the Company, no director or executive officer of the Company is, or within the ten years prior to the date hereof has been, a director, chief executive officer, or chief financial officer, of any company (including the Company) that was subject to (a) a cease trade order; (b) an order similar  to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty consecutive days, issued while that person was acting in such capacity or issued thereafter but resulted from an event that occurred while that person was acting in such capacity.

Bankruptcies

To the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company (including the Company) that, while that person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no director or executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold that person's assets.

Penalties and Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

All of the above disclosure also applies to any personal holding companies of any of the persons referred to above.

CONFLICTS OF INTEREST

Certain of our officers and directors are also officers and/or directors of other companies engaged in the biotechnology industry and research business generally. As a result, situations arise where the interest of such directors and officers conflict with their interests as directors and officers of other companies. The resolution of such conflicts is governed by applicable corporate laws, which require that directors act honestly, in good faith and with a view to the best interests of the Company. In addition, the BCBCA, our governing statute, requires our officers and directors to disclose any personal interest which they may have in any material contract or transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such contract or transaction, unless otherwise permitted under the BCBCA.

LEGAL PROCEEDINGS

We are and were not a party to, and none of our property or assets are or were subject to, any material legal proceedings during the last financial year, nor to our knowledge are any such proceedings contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as provided herein, there are no material interests, direct or indirect, of directors, executive officers, any shareholders who beneficially own, or controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any known associates or affiliates of such persons, in any transaction within the last three completed financial years or during the current financial year which has materially affected or is reasonably expected to materially affect the Company.

INTEREST OF EXPERTS

Our auditors are Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Ontario, Canada. Our consolidated financial statements as at December 31, 2019 and 2018 have been audited by Ernst & Young LLP, Independent Registered Public Accounting Firm, as indicated in their report dated March 5, 2020. Ernst & Young LLP has been the Company's auditors since inception on March 31, 2004.

Ernst & Young LLP has advised that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario (registered name of the Institute of Chartered Accountants of Ontario) and the rules and standards of the Public Company Accounting Oversight Board (United States) and the securities laws and regulations administered by the United States Securities and Exchange Commission.

TRANSFER AGENT

Our registrar and transfer agent is Computershare Trust Company of Canada, located at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

MATERIAL CONTRACTS

There are no other contracts, other than those disclosed in this AIF and those entered into in the ordinary course of our business, that are material to us and which were entered into in the last completed fiscal year or which were entered into before the most recently completed fiscal year but are still in effect as of the date of this AIF:

1. License Agreement between Trillium Therapeutics Inc. (private), UHN and The Hospital for Sick Children dated February 1, 2010 pursuant to which we licensed intellectual property relating to methods and compounds for the modulation of the SIRPα - CD47 interaction for therapeutic cancer applications. The license agreement requires us to use commercially reasonable efforts to commercialize the licensed technology. The license agreement will terminate on a country-by-country basis, in countries where a valid claim exists, when the last valid claim expires in such country, or if no valid claim exists, when the last valid claim expires in the US Our continuing obligations include the payment of an annual maintenance fee of $19, as well as payments on patent issuances, development milestone payments of $154 and $231 on the initiation of phase  II and III clinical trials respectively, and payments upon the achievement of certain regulatory milestones as well as royalties of either 3% or 1% of net revenues on commercial sales. The regulatory milestone payments amount to $769 on each of the submission of a first BLA in the US and receipt of first regulatory approval in the US and proportionate payments in other territories worldwide. The aggregate milestones payable on their first achievement under the agreement in the major markets of the US, Europe and Asia combined are $4,354.

2. GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-621 (SIRPαFc). Consideration for the license includes potential pre-marketing approval milestones of up to $875 and aggregate sales milestone payments of up to $28,800.

3. GPEx®-Derived Cell Line Sale Agreement between Trillium Therapeutics Inc. and Catalent Pharma Solutions, LLC dated August 12, 2014 pursuant to which we acquired the right to use the GPEx® expression system for the manufacture of TTI-622 (SIRPαFc). Consideration for the license includes potential pre-marketing approval milestones of up to $875 and aggregate sales milestone payments of up to $28,800.

4. 2018 Stock Option Plan that was approved by our shareholders on March 8, 2018.

5.  2016 Cash-Settled DSU Plan that was adopted by our board of directors on November 9, 2016.

6. February 22, 2019 underwriting agreement between Trillium Therapeutics Inc. and Cowen and Company, LLC wherein we raised gross proceeds of $15,000 on the issuance of common and preferred share units.

7.  2019 Inducement Stock Option Plan that was adopted by our board of directors on September 25, 2019.

AUDIT COMMITTEE INFORMATION

Audit Committee

The Charter of the Audit Committee is attached hereto as Schedule A. The purpose of our audit committee is to assist our Board in:

• overseeing the integrity of our financial statements and our accounting and financial reporting processes and financial statement audits;

• overseeing our compliance with legal and regulatory requirements;

• overseeing the qualifications and independence of our registered public accounting firm (independent auditor);

• overseeing the performance of our independent auditor; and

• overseeing the design, implementation and ongoing effectiveness of our systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by us.

Composition of the Audit Committee

Our audit committee is comprised of a minimum of three members, each of whom, in the determination of our board of directors, satisfies the independence, financial literacy and experience requirements of applicable US and National Instrument 52- 110 Audit Committees ("NI 52-110"), rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

• each member shall be (a) an "Independent Director," as defined in Nasdaq Stock Market Rule 5605(a)(2), and (b) "independent" within the meaning of Rule 10A-3 under the Exchange Act, and the determination of independence will be affirmatively made by our board annually, provided that our board may elect to take advantage of any exemption from such requirements provided in the rules of Nasdaq or the Exchange Act;

• each member shall meet the independence and financial literacy requirements set forth in Canadian NI 52-110;

• each member shall not have participated in the preparation of the financial statements of ours (or any then current subsidiary of ours) at any time during the past three years;

• each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on Nasdaq in Nasdaq Stock Market Rule 5605(c)(2)(A)(iv); and

at least one (1) member shall, in the judgment of our board, be an "audit committee financial expert" within the meaning of such term in Item 407(d) of Regulation S-K under the United States Securities Act of 1933.

Our current audit committee members are Mr. Luke Beshar (chair), Dr. Thomas Reynolds and Dr. Helen Tayton-Martin, each of whom is a non-executive member of our Board. Our Board has determined that each of the members of our audit committee is financially literate and has sufficient financial expertise, and is independent within the meaning of such term in the rules of Nasdaq, the SEC and Canadian provincial securities regulatory authorities. Our Board has determined that Mr. Luke Beshar is a financial expert in accordance with the rules and regulations of the SEC.

Relevant Education and Experience

The following describes the education and experience of each audit committee member that is relevant in the performance of his responsibilities as an audit committee member:

Luke Beshar, CPA - Director, Chair of the Audit Committee

Mr. Beshar was Executive Vice President and Chief Financial Officer of NPS Pharmaceuticals until February 2015 when the company was sold to Shire plc. He joined NPS Pharmaceuticals in 2007 and has been responsible for financial management, investor relations, information technology, technical operations, supply-chain management, facilities, project management, contracts and outsourcing and strategic and alliance management. Prior to joining NPS, Mr. Beshar served as Executive Vice President and Chief Financial Officer of Cambrex Corporation, a global life sciences company. Mr. Beshar began his career with Arthur Andersen & Co. and is a certified public accountant.

He obtained his bachelor's degree in Accounting and Finance from Michigan State University and is a graduate of The Executive Program at the Darden Graduate School of Business at the University of Virginia.

Dr. Thomas Reynolds - Director

Dr. Reynolds served as Chief Medical Officer of Seattle Genetics from March 2007 until his retirement in February, 2013. While at Seattle Genetics, he was responsible for building and leading an integrated clinical development, regulatory and medical affairs organization, highlighted by the development and approval of ADCETRIS. From 2002 to 2007, Dr. Reynolds served at ZymoGenetics (acquired by Bristol-Myers Squibb in 2010), most recently as Vice President, Medical Affairs, where he oversaw the clinical development and regulatory filing of RECOTHROM. Previously, he was Vice President, Clinical Affairs at Targeted Genetics, and before that he was at Somatix Therapy (acquired by Cell Genesys in 1997). Dr. Reynolds received his M.D., and Ph.D. in Biophysics, from Stanford University and a B.A. in Chemistry from Dartmouth College. He is currently a director and member of the compensation committee at MEI Pharma, Inc.

Dr. Helen Tayton-Martin - Director

Dr. Tayton-Martin, Chief Business Officer at Adaptimmune, has over 25 years of experience working within the pharma, biotech and consulting environment in disciplines across preclinical and clinical development, outsourcing, strategic planning, due diligence, and business development. She co-founded Adaptimmune from the former company, Avidex Limited, where she had been responsible for commercial development of the soluble TCR program in cancer and HIV therapy from 2005 to 2008. Dr. Tayton-Martin transitioned to become Adaptimmune's Chief Business Officer in March 2017, having served as its Chief Operating Officer since 2008, a role in which she oversaw the transition of all operations in the company from 5 to 300 staff, through transatlantic growth, multiple clinical, academic and commercial collaborations and private and public financing through to its Nasdaq IPO.

Audit Committee Oversight

Since the commencement of our most recently completed fiscal year and adoption of the audit committee charter, the Board has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Pre-Approval Policies and Procedures

The audit committee has adopted specific policies and procedures for the engagement of audit and non-audit services as set out in our Auditor Services Pre-Approval Policy. Pursuant to the Policy, the audit committee on an annual basis may approve the provision of a specified list of audit and permitted non-audit services that the audit committee believes to be typical, reoccurring or otherwise likely to be provided by the external auditor during the then current fiscal year. All pre-approvals granted under this Policy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of Trillium to exercise any discretion in determining whether a particular service has been pre-approved.

In addition, pursuant to the Policy the audit committee has delegated its pre-approval authority to the Chair of the audit committee for services where the aggregate fees are estimated to be less than or equal to Cdn. $50,000.  The Chair of the audit committee is required to report any such granted pre-approvals to the audit committee at its next scheduled meeting.  The audit committee shall not delegate to management the audit committee's responsibilities for pre-approving audit and non-audit services to be performed by the external auditor.

Pursuant to the Policy, there is an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the audit committee and approved prior to the completion of the audit.  The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to the external auditor during the fiscal year in which the services are provided.

External Auditors Service Fees (By Category)

The aggregate fees billed and accrued by our external auditor in the last two fiscal years for auditor service fees were as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2019	$235	Nil	$2	Nil
December 31, 2018	$235	Nil	Nil	$23

Notes:

(1) "Audit fees" are the aggregate fees billed by Ernst & Young LLP for the audit of Trillium's consolidated annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. During 2019, the services also consisted of fees related to the filing of a base shelf prospectus and a prospectus financing.

(2) "Audit-related fees" are fees charged by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit or review of the Trillium's financial statements and are not reported under "Audit Fees."

(3) "Tax fees" are fees billed by Ernst & Young LLP for tax compliance and tax advice.

(4) "All other fees" are fees billed by Ernst & Young LLP for services not described above.

ADDITIONAL INFORMATION

Additional information about us may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and securities authorized for issuance under equity compensation plans, is contained in our Management Information Circular for our most recent annual meeting of shareholders. Additional information may also be found in our audited financial statements and related management's discussion and analysis for our most recently completed financial year.

SCHEDULE A

TRILLIUM THERAPEUTICS INC.

CHARTER OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

POWER, AUTHORITY AND PURPOSE OF THE COMMITTEE

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Trillium Therapeutics Inc. (together with its subsidiaries, the "Company") is to assist the Board in:

  Overseeing the integrity of the Company's financial statements and the Company's accounting and financial reporting processes and financial statement audits.
  Overseeing the Company's compliance with legal and regulatory requirements.
  Overseeing the qualifications and independence of the Company's registered public accounting firm (independent auditor).
  Overseeing the performance of the Company's independent auditor.
  Overseeing the design, implementation and on-going effectiveness of the Company's systems of disclosure controls and procedures, risk management systems, internal control over financial reporting and compliance with ethical standards adopted by the Company.

The operation of the Committee shall be subject to the Bylaws of the Company, as in effect from time to time, and the rules and regulations promulgated by the Ontario Securities Commission, the Toronto Stock Exchange, the US Securities and Exchange Commission ("SEC") and the NASDAQ Stock Market LLC ("NASDAQ"), as in effect from time to time.  The Committee shall have the full power and authority to carry out the duties and responsibilities listed below.

While the Committee has the responsibilities and powers set forth in this charter (this "Charter"), it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company's financial statements, and the Company's independent auditor is responsible for auditing those financial statements.

The Committee has the authority to undertake the specific duties and responsibilities listed below and such other duties as the Board may from time to time prescribe. It is acknowledged, however, that all of the areas of oversight listed below may not be relevant to all of the matters and tasks that the Committee may consider and act upon from time to time, and the members of the Committee in their judgment may determine the relevance thereof and the attention such items will receive in any particular context.

The Committee shall have the power and authority to act independently of management, conduct investigations into any matters within its scope of responsibility, hire and obtain advice from its own outside legal, accounting or other advisors who will report solely to the Committee, set and pay the compensation for any advisors employed by the Committee and communicate directly with internal and external auditors.

Committee members and the Committee Chair shall receive such remuneration for their service on the Committee as the Board may determine from time to time, on the recommendation of the Compensation Committee.

COMPOSITION

The Committee shall be comprised of a minimum of three members, each of whom, in the determination of the Board, satisfies the independence, financial literacy and experience requirements of applicable US and Canadian securities laws, rules and guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules.

In particular:

1. each member shall be (a) an "Independent Director," as defined in NASDAQ Marketplace Rule 5605(a)(2), and (b) "independent" within the meaning of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the determination of independence will be affirmatively made by the Board annually, provided that the Board may elect to take advantage of any exemption from such requirements provided in the NASDAQ rules or the Exchange Act;

2. each member shall meet the independence and financial literacy requirements set forth in Canadian National Instrument 52-110 Audit Committees and such additional criteria for independence as the Board may establish;

3. each member shall not have participated in the preparation of the financial statements of the Company (or any then current subsidiary of the Company) at any time during the past three years;

4. each member shall be able to read and understand fundamental financial statements in accordance with the audit committee requirements for companies listed on NASDAQ in NASDAQ Marketplace Rule 5605(c)(2)(A)(iv); and

5. at least one (1) member shall, in the judgment of the Board, be an "audit committee financial expert" within the meaning of such term in Item 407(d) of Regulation S-K of the SEC.

The chairperson of the Committee (the "Chair") will be appointed by the Board on the recommendation of the Corporate Governance and Nominating Committee and will serve at the discretion of the Board, and all members will serve at the pleasure of the Board, continuing as a member of the Committee until resignation or replacement. The Board may fill vacancies on the Committee by appointment, on the recommendation of the Corporate Governance and Nominating Committee, from qualified members of the Board.

The designation of the Chair shall occur annually at the first meeting of the Board after a meeting of shareholders at which Directors are elected.  If the Chair is not so designated, the Director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

COMMITTEE FUNCTION AND PROCESS

The Committee will meet at least once each fiscal quarter. The Committee may establish its own schedule and call additional meetings as it deems necessary to fulfill its responsibilities. The Committee shall fix its own rules of procedure, which shall be consistent with the Bylaws of the Company and this Charter. A majority of the Committee members, but not less than two, shall constitute a quorum.  Committee meetings may be attended in person or by telephone or video conferencing or any other electronic means of communication as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously. The Committee may request that any directors, officers or employees of the Company, or other persons whose advice and counsel are sought by the Committee, attend any meeting to provide such information as the Committee requests. The Committee may take action by unanimous written consent when deemed necessary or desirable by the Committee or its Chair, subject to the requirements of any applicable law, regulation or rule.

Committee members may raise any subjects that are not set on the agenda by the Committee Chair. Each regularly scheduled meeting will conclude with an executive session of the Committee absent members of management.

The Committee will meet separately with the Chief Executive Officer and the Chief Financial Officer at such times as it deems appropriate to review the financial affairs of the Company. The Committee will meet separately with the independent auditor and without management present, at such times as it deems appropriate, but not less than quarterly, to fulfill the responsibilities of the Committee under this Charter.

The independent auditor shall receive notice of each meeting of the Committee and shall be entitled to attend and be heard at any such meeting at the Company's expense.

The Committee shall maintain copies of minutes of each meeting and each written consent to action taken without a meeting, reflecting the actions so authorized or taken by the Committee. After approval, the minutes shall be signed by the Chair or Secretary of the meeting and a copy of the minutes and all consents shall be placed in the Company's minute book.

The Committee will summarize its examinations and recommendations to the Board as may be appropriate, consistent with this Charter.

ROLE OF THE CHAIR

The Chair's primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and working effectively.  More specifically, the Chair shall:

1. chair meetings of the Committee;

2. in consultation with the Chair of the Board, the members, and the Chief Financial Officer, set the agendas for the meetings of the Committee;

3. in collaboration with the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to members in advance of such meetings in order that members may properly inform themselves on matters to be acted upon;

4. assign work to members;

5. act as liaison and maintain communication with the Chair of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

6. provide leadership to the Committee with respect to its functions as described in this Charter and as otherwise may be appropriate.

DUTIES AND RESPONSIBILITIES

The Committee shall:

1. Be responsible for overseeing the design, implementation and on-going effectiveness of policies and procedures for providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

2. Periodically review the adequacy and effectiveness of the Company's system of internal control over financial reporting and disclosure controls and procedures, by meeting with the Company's management, the independent auditor and the Chair of the Disclosure Committee to review the adequacy and effectiveness of such controls; and review before its release the disclosure regarding such system of internal control and disclosure controls required to be contained in the Company's periodic filings and the attestations or reports by the independent auditor relating to such disclosure.

3. Review with the chief executive officer, the chief financial officer, and the independent auditor:  (i) all significant deficiencies and material weaknesses in the design or operation of the Company's internal controls that could adversely affect the Company's ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits with applicable securities regulators within the required time periods, and (ii) any fraud, whether or not material, that involves management of the Company or other employees who have a significant role in the Company's internal controls.

4. Be directly responsible, in its capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for the selection, nomination, retention, termination and oversight of the work of any independent auditor (including the resolution of disagreements between management and the independent auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.  The Committee shall recommend to the Board the independent auditor to be nominated for approval by the shareholders and the compensation of the independent auditor.  Each such independent auditor shall report directly to the Committee.

5. Pre-approve all audit services to be provided to the Company by the independent auditor, and pre-approve, or establish policies and procedures for the review and pre-approval of all permitted non-audit services to be provided to the Company by the independent auditor.

6. Review and provide guidance with respect to the external audit and the Company's relationship with its independent auditor by (a) reviewing the independent auditor's proposed audit plan (including scope, fees and schedule), approach and independence; (b) obtaining on a periodic basis, but no less frequently than annually, a formal written statement from the independent auditor delineating all relationships between the independent auditor and the Company concerning auditor independence; being actively engaged in dialogue with the independent auditor with respect to any disclosed relationship or services with the Company that may impact the objectivity and independence of the independent auditor, presenting this statement to the Board, and to the extent there are relationships, monitoring and investigating them; (c) taking, or recommending to the Board to take, appropriate action to oversee the independence of the independent auditor; (d) reviewing any publicly available inspection report on the independent auditor issued by the Public Company Accounting Oversight Board or the Canadian Public Accountability Board; (e) discussing with the Company's independent auditor the financial statements and audit findings, including any significant adjustments, management judgments and accounting estimates, significant new accounting policies and disagreements with management; (f) reviewing with both management and the independent auditor the appropriateness and acceptability of the Company's critical accounting policies and any proposed changes thereto; and (g) reviewing reports submitted to the audit committee by the independent auditor in accordance with the applicable regulatory requirements.

7. Review any problems experienced by the independent auditor in performing audits.

8. Review and discuss with management and the independent auditor, and approve the annual audited financial statements and quarterly unaudited financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," prior to filing with regulatory authorities.

9. Recommend to the Board the approval and filing of the annual audited financial statements.

10. Periodically review and discuss with the Chair of the Disclosure Committee the disclosures contained in the Company's filings with the regulatory authorities prior to filing and the processes and procedures followed to ensure the accuracy of such disclosure.

11. Direct the Company's independent auditor to review before filing with all regulatory authorities the Company's interim financial statements, using professional standards and procedures for conducting such reviews.

12. Review all material written communications between the independent auditor and management, including post audit or management letters containing recommendations of the independent auditor, management's response and follow up with respect to the identified weaknesses.

13. Review before release any press release including annual and quarterly results or forecasts.

14. Satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements (including, without limitation, the use of "pro forma" or non-GAAP financial information), other than the public dissemination referred to in the foregoing paragraph, and periodically assess the adequacy of those procedures.

15. Oversee compliance with the regulatory requirements for disclosure of auditor's services and audit committee members, member qualifications and activities.

16. Review and reassess the adequacy of the Whistleblower Policy, the Auditor Services Pre-Approval Policy, and the Corporate Disclosure and Confidentiality Policy on at least an annual basis and recommend any proposed changes to the Board for approval.

17. Review, in conjunction with counsel, any legal matters that could have a significant impact on the Company's financial statements.

18. Engage, as appropriate, outside legal, accounting and other advisors, with (a) the authority to retain such counsel or other advisors as the Committee may deem appropriate in its sole discretion, and (b) the sole authority to determine funding, approve fees and retention terms for such counsel and advisors.

19. Review and approve in advance any proposed related-party transactions, and report any such transactions to the Board.

20. Review and reassess the adequacy of the Audit Committee charter, structure, processes and membership requirements on at least an annual basis and recommend any proposed changes to the Board for approval.

21. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

22. Review, approve and monitor the Company's investment policy, investment portfolio, cash management objectives, and exposure to market risk.

23. Review the effectiveness of the Company's risk management system to assure that material risks are identified and appropriate risk management processes are in place.

24. Review and discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

25. Review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with the Company's business, all alternative treatments of financial information with generally accepted accounting principles that have been discussed with management, the material assumptions made by management relating to them and their effect on the Company's financial statements.

26. Periodically review the Company's practices to maintain the security of its information technology systems.

27. Ensure the regular rotation of the lead audit partner, the concurring partner and other audit partners engaged in the Company's annual audit to the extent required by applicable law.

28. Perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

29. Establish, or review and approve, in accordance with applicable law, hiring policies for partners, employees or former partners and employees of the present and former independent auditor and oversee the hiring of any personnel from the independent auditor into positions within the Company.

30. Obtain assurance from the independent auditor that disclosure to the Committee is not required pursuant to the provisions of the Exchange Act regarding the discovery of illegal acts by the independent auditor.

31. Review management's processes in place to prevent and detect fraud.

32. Review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the independent auditor.

33. Review with the chief executive officer and the chief financial officer their certifications required to be included in periodic reports filed with securities regulators.

34. Perform any other activities consistent with this Charter, the Company's bylaws and governing laws that the Board or the Committee determines are necessary or appropriate.

DELEGATION OF AUTHORITY

The Committee may, in accordance with law, delegate to one or more independent members of the Committee the authority to pre-approve audit and permitted non-audit services, provided that such pre-approval decision is presented to the full Committee at its first scheduled meeting following such pre-approval.

RESOURCES AND ADDITIONAL AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate to discharge its duties and responsibilities in accordance with this Charter. Without limiting the generality of the foregoing, (i) the Committee shall have the authority to retain or obtain advice and counsel from legal or other advisors, including legal counsel or other advisors; (ii) the Committee shall be directly responsible for the appointment, compensation and oversight of the work of any legal counsel and other advisors retained by the Committee, and in connection therewith, the Committee shall have the sole authority to approve the advisors' or counsels' fees and other retention terms; and (iii) subject to such funding either being included in an annual budget of the Company or otherwise being approved by the Board, the Company shall provide appropriate funding,  for payment of (A) compensation to any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (B) compensation to any legal counsel or other advisors retained by the Committee; and (C) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.